UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Full Year results year ending 31 October 2021, dated 08 February 2022

8 February 2022

Micro Focus International plc
Full Year results for the year ended 31 October 2021

Micro Focus International plc ("the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, announces Full Year results for the year ended 31 October 2021 ("FY21").

"Progress made in transforming systems, re-positioning products and strengthening Go-to-Market will provide the platform to deliver on our targets for FY23"

Financial highlights

●            Revenue of $2.9bn (FY20: $3.0bn), improving the rate of year-on-year decline from -10% in FY20 to -5% in FY21 on a constant currency basis ("CCY")
●            Adjusted EBITDA of $1,040.2m (FY20: CCY $1,187.0m) at a margin of 36% (FY20: 39%), reflecting the reduction in revenue in the year partially offset by cost actions.
●            Statutory operating loss of $265.6m for FY21, which includes depreciation, amortisation, and exceptional items totalling $1,310.5m. (FY20: loss of $2,661.4m). FY20 included total depreciation, amortisation and exceptional items of $3,804.6m (including an exceptional impairment charge of $2,799.2m against goodwill).
●            Adjusted free cash flow of $292.4m (FY20: $660.1m), with current year impacted by significant cash outflows in respect of working capital and one-off tax payments.
●            Net debt of $4,195.9m (FY20: $4,153.5m), representing a net leverage ratio of 4.0x. This reduces to 3.8x on a pro-forma basis, assuming the disposal of Digital Safe.
●            Successful refinancing of term loans totalling $1.6bn in January 2022, extending the average maturity of the Group's debt from 2.7 years to 3.6 years.
●            Final dividend of 20.3 cents per share (FY20: 15.5 cents) recommended resulting in total FY21 dividend of 29.1 cents, consistent with 5x covered policy.

Operational highlights

●            Sale of Digital Safe for $375m now completed with cash from net proceeds received on 31 January 2022.
●            Single enterprise-wide IT platform launched, with three quarters now successfully closed on new platform.
●            Continued improvements across all product portfolios with 56 major product launches in the year, including new SaaS offerings in each product portfolio.
●            Key milestones achieved in Go-to-Market transformation, with increased specialism in CyberRes and Big Data, combined with transition to single global approach to sales.
●            Growth in Licence revenue underpinned by improvement across all product groups and double-digit growth in key sub-portfolios.
●            Actions to moderate the rate of decline in Maintenance are progressing as planned and operational metrics highlight early indications of improvement in the underlying renewal rates.

Outlook

●            On track to deliver goals of FY23 exit with a flat or better revenue trajectory, reducing cost base from $1.9bn to c.$1.5bn-$1.6bn (allowing for cost inflation) and a run rate Adjusted free cash flow of approximately $500m.

Stephen Murdoch, Chief Executive Officer, commented:
"We made good progress in FY21 as we continued to reposition the product portfolio to focus on growth opportunities, restructured the go-to-market organisation and implemented a single platform across the group. These customer-centric investments started to deliver meaningful improvements in sales and operating performance, and the sale of the Digital Safe business demonstrated the underlying value of our assets. In addition we announced the refinancing of $1.6bn of our debt on attractive terms as we continue to reposition and invest in the portfolio.

These results provide a good foundation from which to deliver the strategic priorities that we announced at the end of last year. We remain focused on achieving our previously announced financial objectives as we exit FY23: a flat or better revenue trajectory, which combined with significant cost efficiencies should deliver $500m of run rate Adjusted free cash flow."
	Year ended 31 October 2021	Year ended 31 October 2020	Growth/ Decline %
Alternative performance measures from continuing operations1

Revenue (versus CCY comparatives)	$2,899.9m	$3,063.4m	(5.3)%
Adjusted EBITDA (versus CCY comparatives)	$1,040.2m	$1,187.0m	(12.4)%
% Adjusted EBITDA margin (versus CCY comparatives)	35.9%	38.7%	(2.8)ppt

Adjusted Diluted Earnings per Share ("EPS") - continuing operations	144.93 cents	154.37 cents	(6.1)%
Dividends per share	29.1 cents	15.5 cents	87.7%

Net Debt	$4,195.9m	$4,153.5m	1.0%
Net Debt / Adjusted EBITDA ratio	4.0x	3.5x
Statutory results - continuing operations

Revenue	$2,899.9m	$3,001.0m	(3.4)%
Operating profit prior to depreciation, amortisation, and exceptional items	$1,044.9m	$1,143.2m	(8.6)%
Operating loss	$(265.6)m	$(2,661.4)m	90.0%
Loss for the year	$(435.1)m	$(2,974.6)m	85.4%
Basic and diluted EPS	(129.3) cents	(886.15) cents	85.4%

1 The definition and reconciliations of Adjusted EBITDA, Adjusted Diluted EPS, Free Cash Flow, Net Debt and Constant Currency ("CCY") are in the "Alternative Performance Measures" section of this Full Year Results announcement.

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018.

Results conference call
A conference call to cover the results for the year ended 31 October 2021 will be held today at 1.30pm UK time.

A live webcast and recording of the presentation will be available on our website during and after the event. For dial in only, access numbers are as follows:

UK & International:                               +44 (0) 33 0551 0200
UK Toll Free:                                        0808 109 0700
USA:                                                      +1 212 999 6659
USA Toll Free:                                      1 866 966 5335

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer
Matt Ashley, Chief Financial Officer
Ben Donnelly, Head of Investor Relations
Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Cyber Resilience, and Information Management & Governance. For more information, visit: www.microfocus.com.

Forward-looking statements
Certain statements in these preliminary results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Delivering the next stage.

"We are now able to focus the energy of the entire organisation externally onto customers and capturing the signiﬁcant opportunities for value creation."

Chief Executive's Strategic review

Stephen Murdoch

Chief Executive Officer

Performance in the period

Delivering on our objectives

At the beginning of this year our operational objectives were:

1.   To complete the transition to one single enterprise-wide platform as effectively as possible with minimum disruption to day-to-day operations.

2.   To create one global Go-to-Market organisation that can deliver consistent, sustained improvement to our revenue performance through improved sales productivity and the more effective alignment of our resources to opportunity.

3.   To improve our product positions across the portfolio making us more competitive and delivering the innovation our customers want.

I am proud of how our team has executed against all three of these objectives in parallel.

In terms of progress, we now have a single set of systems and standardised global processes. This significant milestone is an important foundation of our drive to improve business agility and has already enabled us to start to simplify the organisation and identify very material opportunities for efficiency and productivity improvements.

We have restructured our Go-to-Market teams, moving from three distinct geographic organisations to one consistent global approach. This is enabling us to build deeper, more specialist skills that are better aligned by product portfolio. This is underpinned by a management system aimed at ensuring improved consistency of execution and accountability, supported by a single set of sales tools and improved data accuracy. Whilst further improvements are required to achieve the levels of productivity and effectiveness we believe possible, the foundations are now in place to support delivery of this goal.

Additionally, we have invested in building a dedicated customer success team and increased the number of specialist resources within our Maintenance Renewals and Professional Services teams. These actions are intended to help accelerate customer adoption of the product innovation and improvements delivered in the past year and planned for this year. Compared to 12 months ago each of our product portfolios is better positioned competitively and better aligned to the growth opportunities that exist in the marketplace.

We have delivered significant new innovation in each portfolio and packaged that innovation through Licence, SaaS and subscription offerings to enable customers to consume it more effectively and quickly.

Key examples of progress include: the removal of dependencies on third-party products embedded in the core of some of our key solutions, the delivery of comprehensive artificial intelligence, machine learning and analytics capabilities in every portfolio, and the work to rearchitect many of our products to support new cloud and hybrid deployment options. Within each portfolio we have introduced new SaaS offerings, improved the existing SaaS offerings and invested significantly in our SaaS delivery infrastructure.

Overall, we exited the year with improved competitive positioning, with highlights by portfolio including:

●       AMC - we made continued progress with our AWS relationship and are a strategic partner enabling their new AWS Mainframe Modernisation service.

●       ADM - we delivered material improvements to our existing SaaS offerings and launched new native cloud solutions.

●       ITOM - we released OPTIC (Operations Platform for Transformation, Intelligence and Cloud), empowering IT operations with built-in, unlimited-use intelligence at the core and the ability to optimise the cloud. Additionally, we have revitalised roadmaps to focus on the delivery of artificial intelligence and SaaS capabilities.

●      CyberRes - in data security, integration with Amazon Macie provides a new and unique solution allowing AWS customers to automate data-centric protection onto data discovery, classification, and remediation processes. New SaaS capabilities in Identity Management enable customers to exploit new use cases and advanced analytics enable threat detection and remediation at scale with ArcSight.

●      IM&G - our new unified SaaS offering, Vertica Accelerator, delivers high-performance and scalable analytics as well as end-to-end, in-database machine learning.

Improving the product portfolios through a return to our customer-centric innovation roots and targeted investment is fundamental to our competitiveness and more specifically to improving Maintenance renewal rates as it underpins customer confidence in our ability to deliver what they need now and for the longer term. This longer-term perspective, grounded in our customer-centric approach to innovation, is an historic strength of the Company. Improvements to our Maintenance performance are a critical focus area.

Through the combination of these three initiatives - systems, products and Go-to-Market - we are building a business that is much more specialist and focused by product portfolio and able to be agile in pursuit of the right opportunities to improve performance overall. This enhanced agility is required to be delivered within the context of a very dynamic set of global influences on the workplace resulting from the impact of the pandemic on customer purchasing behaviours and new working practices. These impacts are cross-industry and like many companies, we are responding by developing new hybrid working models aimed at addressing the challenges and opportunities of developing a global team that is characterised by increased mobility, flexibility and heightened levels of attrition.

In essence, we aim to deliver the right balance between agility, efficiency and focus such that our employees are highly skilled and engaged, our customer service value propositions are excellent, and through this combination we compete more effectively in the markets addressed by each of our product portfolios.

Early indicators of an improvement in financial performance

The results of these actions are beginning to show within our financial performance. For the year ended 31 October 2021 ("FY21"), we reported revenues of $2,899.9m (FY20: $3,001.0m). This represents a 3.4% decline on an actual basis and a 5.3% decline on a constant currency basis. On a constant currency basis, the rate of revenue decline has halved in the period, demonstrating the progress we are making.

	FY21Actual $m	CCYChange %
Licence	688.6	4.9%
Maintenance	1,791.7	(8.7%)
SaaS & other recurring	239.8	(3.8%)
Consulting	179.8	(8.4%)
Revenue	2,899.9	(5.3%)

*       CCY Revenue by stream performance presented before $0.6m deferred revenue haircut in FY20.

Within this performance, an increase in Licence revenue, with growth of 4.9%, is underpinned by improvements in sales execution and the benefit of investments made in our portfolios as outlined above.

Maintenance revenue declined by 8.7% with the current period performance driven broadly by a reduction in Licence volume over multiple previous financial periods combined with elevated attrition rates in four sub-portfolios. Over the past 12 months we have implemented significant changes across these four sub-portfolios based on direct customer feedback and focused on improving the overall customer experience. We have also invested in additional resources, including the customer success team referenced earlier, added new leadership capability in several key areas and changed sales compensation to improve focus. Driving improvements in this area is a key management focus.

SaaS and other recurring revenue declined by 3.8%. Included within this is $108m of revenue from the Digital Safe business which we have sold and are in the process of performing operational separation. This business declined approximately 9% on a constant currency basis. Excluding the Digital Safe business, SaaS revenue increased 0.2% year-on-year.

Consulting revenue declined by 8.4% in the current period. The repositioning of this revenue stream is now complete and going forward our focus is on supporting new and existing customers as they implement and drive return on investment from our products.

We generated a statutory operating loss of $265.6m for FY21 (FY20: $2,661.4m). The improvement driven by the prior year inclusion of a $2,799.2m impairment charge against the Group's goodwill.

From an operational standpoint, Micro Focus remains highly profitable and cash generative delivering $1.0bn in Adjusted EBITDA at a margin of 35.9% (FY20: CCY: $1.2bn Adjusted EBITDA at 38.7% margin).

Our Adjusted free cash flow of $292.4m (FY20: $660.1m) was impacted by a significant outflow in working capital in the period, some of which was driven by timing differences in the payment of receivables and additional tax charges not expected to repeat. Further details of our financial performance can be found on the Chief Financial Officer's report.

Micro Focus' purpose

In FY20 we set out our purpose: to deliver mission-critical enterprise software that powers the digital economy. Our aim is to put sustainability and responsibility at the core of the way we operate.

We continue to make progress in this area and the impact we have on our stakeholders will be disclosed in the Annual Report and Accounts 2021.

Our new Environmental, Social and Governance committee was launched in the summer with the goal of ensuring we continue to embed ESG into the core of our operations.

Our plan to exit FY23

On 30 November 2021, we set out our objectives for the business in a Strategy Update to investors and analysts. In summary, our priorities are to continue and where possible accelerate the:

●            Transition of our business model to be product group-centric end-to-end.

●            Delivery of the innovation our customers need in the way they want to consume it.

●            Capture of cost efficiencies enabled by the enterprise-wide platform.

As we exit FY23, we believe successful execution can deliver:

●            A flat or better year-on-year revenue trajectory.

●            The removal of $400m to $500m gross annual costs from the FY21 exit cost base to leave between c.$1.5bn to c.$1.6bn (allowing for cost inflation).

●            Adjusted free cash flow run rate of $500m.

Over the medium-term our revenue growth target is 1-2%, with AMC, CyberRes and IM&G all growing in the low-to-mid single-digit percentages, and ITOM and ADM achieving low single-digit declines or better.

Summary

In summary, we believe that the foundations we committed to deliver are now in place and we are at an inflection point where we can put the challenges of integration and the unavoidable internal focus it required behind us. As we turn the energy of the Company and all of our team to delivering for customers we believe we are much better positioned to be able to capture the significant opportunities we see in the market for our products.

Karen Salford, after 11 years on the board, has decided not to offer herself for re-election at the AGM. I want to record a very special thank you to Karen who, as Senior Independent Director has given outstanding support and insight in our efforts to improve our prospects and operations. She has been exemplary!

I would like to finish by saying thank you to our employees for the commitment, passion, and skill they brought to bear in FY21 in delivering for our customers and improving the operational fundamentals of our business.

Stephen Murdoch

Chief Executive Officer

7 February 2022

FY21 saw us make solid progress across the business.

"I joined Micro Focus because I could see a significant value opportunity. We have many customers in many attractive markets spending record levels on enterprise software. The challenges faced by the Company have been well documented, and a lot of the heavy lifting has been done and we are entering an exciting phase of our development."

Chief Financial Officer's report

Matt Ashley

Chief Financial Officer

FY21 highlights
Revenue $2.9bn
(i) Adjusted EBITDA $1.0bn
(ii) Loss before tax 6. $0.5bn
Cash generated from operations $691m
Adjusted free cash flow $292m

Introduction

Since joining in July I have been pleased with the progress made against our strategic objectives, highlights include:

●            The rate of constant currency revenue decline has halved year-on-year driven by material improvements in our customer propositions across the product groups, supported by the roll-out of a consistent global sales approach.

●            The go-live of the new enterprise-wide platform has meant the transition of our entire employee base to one single IT platform providing a foundation to materially simplify the Group's operations.

●            The sale of Digital Safe for $375m demonstrates the value of our portfolio and highlights how improvements made to the underlying assets over the last two years can deliver incremental value to shareholders.

●            On 17 January 2022, the Group announced the successful re-financing of approximately $1.6bn. Following the consummation of the transaction, the average maturity of Micro Focus' debt has been extended from 2.7 years to 3.6 years.

My priorities over the next two years are to support Stephen in our delivery of the turnaround of the business which manifests itself in three ways. Firstly, prioritising investment in products to improve our revenue trajectory. Secondly, to utilise our new enterprise-wide platform to reduce the cost of operation. Thirdly, to optimise cash generation and ensure we use our cash efficiently to generate future revenues, reduce debt and continue to pay the dividend.

To this end, on 30 November 2021, the board set out the financial objectives for the business exiting FY23. These are:

●            To achieve flat or better revenues;

●            To remove c.$400m to c.$500m gross annual costs from the FY21 exit cost base to leave between c.$1.5bn to c.$1.6bn (allowing for cost inflation); and

●            To generate an Adjusted free cash flow target of approximately $500m.

We remain on track to deliver against each of these and believe these outcomes will deliver significant value creation for our shareholders.

Statutory results

Continuing operations	FY21$m	FY20$m
Revenue	2,899.9	3,001.0
Operating profit prior to depreciation, amortisation and exceptional items	1,044.9	1,143.2
Depreciation and amortisation	(1,063.4)	(793.0)
Exceptional items	(247.1)	(3,011.6)
Operating loss	(265.6)	(2,661.4)
Net finance costs	(252.2)	(279.0)
Loss before tax	(517.8)	(2,940.4)
Taxation	82.7	(34.2)
Loss from continuing operations	(435.1)	(2,974.6)
Profit from discontinued operations	10.7	5.1
Loss for the year	(424.4)	(2,969.5)

Revenue

In the year ended 31 October 2021 ("FY21"), the Group generated revenue of $2,899.9m, which represents a decrease of 3.4% on the results for the year ended 31 October 2020 ("FY20"). The rate of decline includes a 1.9% offset due to the weakening of the US dollar against most major currencies.

In order to fully understand the underlying trading performance of the continuing operations, the directors feel revenue is better considered on a constant currency basis ("CCY") when comparing FY21 and FY20. Excluding the impact of foreign exchange, revenue declined by 5.3%. Revenue performance presented on a CCY basis can be found later in this report.

Operating profit prior to depreciation, amortisation and exceptional items

The Group generated an operating profit prior to depreciation, amortisation and exceptional items of $1,044.9m in the period (FY20: $1,143.2m) with the year-on-year decline due to the reduction in revenue in the period.

Operating loss

In FY21, the Group generated an operating loss of $265.6m (FY20: $2,661.4m). The improvement from the prior year was due to an impairment charge of $2,799.2m against the Group's goodwill in FY20 which compares to no impairment in the current period. This benefit was partially offset by the reduction in revenue outlined above and an increase in the amortisation expense of intangible assets of $282.3m following a review of intangible asset lives acquired as part of the HPE Software business acquisition.

Exceptional items (included within operating loss)

	FY21$m	FY20$m
System and IT infrastructure costs	98.0	100.6
Integration, Severance and Property costs	38.4	83.9
MF/HPE Software business integration-related costs	136.4	184.5
Legal settlement and associated costs	75.4	-
Other restructuring property costs, severance and legal, acquisition and divesture costs	35.3	27.9
Impairment charge	-	2,799.2
Total exceptional costs (reported in operating loss)	247.1	3,011.6

In FY21, exceptional costs totalled $247.1m, and can be split into two categories. Firstly, the Group incurred $136.4m (FY20: $184.5m) of integration-related costs in respect of the HPE Software business. This figure primarily relates to the migration of Micro Focus to one single enterprise-wide platform. In total, exceptional costs incurred in relation to the integration of the HPE Software business since the acquisition are $1,036.2m at 31 October 2021 (total cumulative cost at 31 October 2020: $899.8m). In the period, the Group incurred incremental HPE-related exceptional spend in order to accelerate the completion of the integration programme and systems migration and as a result no further exceptional spend in relation to the HPE Software business integration is expected.

Secondly, other exceptional spend totalled $110.7m of which $75.4m relates to the cost of settling the Wapp patent infringement case. The remaining exceptional spend mainly reflects severance and other costs incurred as part of the continued simplification of the Group's continuing operations resulting from the further review of the Group's required operating model.

On 30 November 2021, the Group announced the objective to remove a further c.$400m to c.$500m of gross annualised operating costs which is anticipated to be undertaken during FY22 and FY23. As a result of this programme, exceptional spend in relation to delivering these plans is expected to total approximately $200m over the next two financial years.

The cash impact of exceptional spend is presented later within this report.

Net finance costs

Net finance costs were $252.2m in FY21, compared to $279.0m in FY20. Included within the net finance costs is $34.0m (FY20: $58.0m) in relation to the amortisation of facility costs and original issue discounts, which were paid on initiation of the term loans. The decrease on the prior year related to an acceleration of fees and discounts resulting from the refinancing completed in that period.

On 17 January 2022, the Group announced the refinancing of $1.6bn of existing term loans. This refinancing comprised a €750m and a $750m Senior Secured Term Loan B. The new 5-year Facilities will be used by the Group to fully refinance its existing Senior Secured Term Loan B Euro facility due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities also due in June 2024.

The new 5-year facilities incur interest at 4.00% above EURIBOR (subject to 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and 4.00% above SOFR and CSA (subject to 0.5% floor) at an original issue discount of 1.0% on the US Dollar denominated tranche. This represents an increase in annualised interest costs of approximately $23.0m.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt which expires on 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.95% and receives one-month USD LIBOR. In addition, the Group has transacted interest rate swaps to hedge the cash flow risk on one-month Term SOFR related to its newly issued $750m debt. The SOFR swaps have an effective date of 21 September 2022 and a maturity date of 28 February 2027 fixing SOFR at 1.656%. The Group continually reviews the currency mix of its borrowings and the projected forward curves associated with the benchmark rates of its debt to assess market risk.

Taxation

The Group reported a tax credit for FY21 of $82.7m (FY20: charge $34.2m).

Profit from discontinued operation

The profit on the disposal of discontinued operation of $10.7m in FY21 (FY20: $5.1m) results from the finalisation of indemnity-related balances in relation to SUSE.

Reconciliation from statutory results to Alternative Performance Measures

This section sets out a reconciliation from the statutory results presented above to Alternative Performance Measures used by the business to assess operating performance and liquidity including Adjusted EBITDA, Adjusted Profit before and after tax and Adjusted EPS. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

Adjusted EBITDA

A reconciliation between Operating loss and Adjusted EBITDA is shown below:

	FY21$m	FY20$m
Operating (loss)	(265.6)	(2,661.4)
Add back/(deduct):
Amortisation of intangible assets	956.4	674.1
Exceptional items (reported in Operating loss)	247.1	3,011.6
Depreciation of property, plant and equipment and right-of-use assets	107.0	118.9
Share-based compensation charge	14.3	17.0
Foreign exchange loss	0.1	29.7
Product development intangible costs capitalised	(19.1)	(16.2)
Adjusted EBITDA* at actual rates	1,040.2	1,173.7
Constant currency adjustment	-	13.3
Constant currency Adjusted EBITDA*	1,040.2	1,187.0

*       Adjusted EBITDA is for continuing operations only.

Adjusted Profit after taxation

Adjusted Profit before tax is defined as loss before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items. Adjusted profit after taxation reflects adjusted profit before tax less the taxation charge associated with these profits.

The following table presents both actual and adjusted profit/(losses) before and after taxation:

	FY21			FY20
	Reported $m	Adjusting items $m	Adjusted measures $m	Reported $m	Adjusting items $m	Adjusted measures $m
(Loss)/profit before tax	(517.8)	1,160.8	643.0	(2,940.4)	3,632.7	692.3
Taxation	82.7	(238.0)	(155.3)	(34.2)	(139.9)	(174.1)
(Loss)/profit after tax	(435.1)	922.8	487.7	(2,974.6)	3,492.8	518.2
Effective tax rate	16.0%		24.2%	(1.2)%		25.1%

In computing adjusted Profit before tax for FY21, $1,160.8m of Adjusting items have been added back. These items are made up as follows:

	FY21$m	FY20$m
Share-based compensation charge	14.3	17.0
Amortisation of purchased intangibles	899.4	604.1
Exceptional items	247.1	3,011.6
Adjusting items	1,160.8	3,632.7

The tax charge on Adjusted Profit before tax for FY21 was $155.3m (FY20: $174.1m), which represents an effective tax rate ("ETR") on Adjusted Profit before tax ("Adjusted ETR") of 24.2% (FY20: 25.1%). The tax associated with the Adjusting items is $238.0m (FY20: $139.9m).

The Group's Adjusted tax charge is subject to various factors, many of which are outside the control of the Group. The current economic environment increases the level of uncertainty that may result in changes to this tax rate in future accounting periods.

As previously disclosed, in April 2019, the European Commission published its final decision on its State Aid investigation into the UK's "Financing Company Partial Exemption" legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK-based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. In February 2021 the Group received and settled State Aid charging notices (excluding interest) totalling $44.2m, issued by HM Revenue and Customs, following the requirement for the UK government to start collection proceedings. In May 2021, the Group received and settled State Aid interest charging notices from HM Revenue and Customs totalling $2.6m. In addition, there has been a challenge from the UK Tax Authorities into the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group considers the maximum liability of both of these items to be $60m. Based on its current assessment and also supported by external professional advice, the Group believes that no provision is required in respect of these issues and a long-term current tax receivable has been recognised in respect of the amounts paid.

 Earnings per share and Adjusted Earnings per share

The table below sets out the Earnings per Share ("EPS") on both a reported and Adjusted basis. The Group is also required to present EPS for both the continuing and discontinued operations.

	FY21		FY20
	Basic Cents	Diluted1 Cents	Basic Cents	Diluted1 Cents
Continuing operations	(129.30)	(129.30)	(886.15)	(886.15)
Discontinued operations	3.18	3.18	1.52	1.52
Total EPS	(126.12)	(126.12)	(884.63)	(884.63)
Adjusted EPS
Continuing operations	144.93	144.93	154.37	154.37
Discontinued operations	-	-	2.17	2.17
Adjusted EPS	144.93	144.93	156.54	156.54

1      The Group reported a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the years ended 31 October 2021 and 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

The Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back gains on discontinued operations, exceptional items, share-based compensation charge and the amortisation of purchased intangibles and the tax attributable to these charges. These are presented as management believes they are important to understanding the impact that the underlying trading performance has on the Group's EPS.

In FY21, the Group generated an Adjusted EPS from continuing operations of 144.93 cents, this compares to 154.37 cents in FY20. The decrease was primarily related to a reduction in Adjusted EBITDA as the Group seeks to stabilise the business as part of the three-year turnaround plan.

Micro Focus - Alternative Performance Measures

	FY21(Actual) $m	FY20(CCY) $m	Year-on-yearchange %
Licence	688.6	656.7	4.9%
Maintenance	1,791.7	1,961.0	(8.6%)
SaaS & other recurring	239.8	249.4	(3.8%)
Consulting	179.8	196.3	(8.4%)
Revenue	2,899.9	3,063.4	(5.3%)
Cost of sales	(463.9)	(462.9)	0.2%
Selling and distribution	(685.1)	(690.6)	(0.8%)
Research and development	(514.6)	(509.2)	1.1%
Administrative	(196.1)	(213.6)	(8.2%)
Total costs (included in Adjusted EBITDA)	(1,859.7)	(1,876.4)	(0.9%)
Adjusted EBITDA	1,040.2	1,187.0	(12.4%)
Adjusted EBITDA margin %	35.9%	38.7%	(2.8ppt)

1      Total costs included in Adjusted EBITDA reflect costs included within the definition of Adjusted EBITDA only.

Revenue by stream performance (versus constant currency comparatives)

Licence revenue grew by 4.9%. The Group's Licence revenue performance in the year benefited from improvements in sales execution and the benefit of investments made in our growth portfolios.

Maintenance revenue declined by 8.6% with the current period performance impacted by a reduction in Licence volume over multiple previous financial periods combined with elevated attrition rates in four sub-portfolios. This is a major area of management focus, and over the past 18 months the Group has implemented material changes across these product portfolios driven by direct customer feedback and focused on improving the overall user experience. There have also been significant new capabilities introduced to expand cloud, artificial intelligence and analytics capabilities. In addition, multiple leadership changes have been made within underperforming portfolios and the compensation of sales leadership is now linked to customer retention. These actions were embedded in the first half of FY21 and the operational metrics highlight early indications of improvement in the underlying renewal rates in the second half of FY21, however actions will take time to yield more material benefits.

SaaS and other recurring revenue declined by 3.8%. Included within SaaS and other recurring revenue is $108m of revenue for the Digital Safe business. The SaaS Digital Safe revenue declined approximately 9% on a constant currency basis. Excluding the Digital Safe business, SaaS revenue increased 0.2% year-on-year.

Consulting revenue declined by 8.4%. The repositioning of this revenue stream is complete and is now focused on improving return on investment to new and existing customers supporting new Licence and SaaS installations.

Revenue by product group (versus constant currency comparatives)

	FY21
	Licence$m	Maintenance$m	SaaS & otherrecurring$m	Consulting$m	Total$m
Product group*:
AMC	155.3	315.9	-	10.3	481.5
ADM	106.1	408.5	78.9	18.6	612.1
ITOM	172.7	507.8	4.3	106.3	791.1
CyberRes	174.5	383.9	36.3	29.1	623.8
IM&G	80.0	175.6	120.3	15.5	391.4
Haircut	-	-	-	-	-
Revenue	688.6	1,791.7	239.8	179.8	2,899.9

	CCY % change to FY20
	Licence%	Maintenance%	SaaS & otherrecurring%	Consulting%	Total%
Product group*:
AMC	9.8%	(3.2%)	-	(1.0%)	0.7%
ADM	2.1%	(8.9%)	3.3%	13.4%	(5.1%)
ITOM	(2.7%)	(11.3%)	(17.3%)	(10.8%)	(9.5%)
CyberRes	5.9%	(9.5%)	6.5%	(14.7%)	(5.1%)
IM&G	15.8%	(7.6%)	(10.2%)	(4.3%)	(4.3%)
Haircut	-	(100.0%)	(100.0%)	-	(100.0%)
Revenue	4.9%	(8.6%)	(3.8%)	(8.4%)	(5.3%)

*       The product group trends discussed in this section are presented before the impact of the deferred revenue haircut of $0.6m in FY20.

Application Modernisation & Connectivity ("AMC")$482m(17% of total FY21 revenue)
Licence revenue increased by 9.8% in FY21 underpinned by strong performance in mainframe modernisation. On 3 March 2021, the Group signed a strategic commercial agreement with Amazon Web Services ("AWS") to accelerate the modernisation of mainframe applications and workloads of large public and private enterprises to the AWS Cloud. This contract is expected to generate Consulting revenue in FY22 and Licence and Maintenance revenue from FY23 onwards.
Maintenance declined by 3.2% and Consulting revenue was broadly flat.

Application Delivery Management ("ADM") $612m (21% of total FY21 revenue)
Licence revenue increased by 2.1%, SaaS and other recurring revenues increased by 3.3%, Consulting revenue increased by 13.4% while Maintenance revenue declined by 8.9% in FY21.
In the period, the Group has made good progress in repositioning our ADM portfolio, which has led to improved performance in all revenue streams. This included launching a number of cloud-native products which was the primary driver of the increase in SaaS and other recurring revenues in the period. The Maintenance performance in the period was driven by a weak Licence performance in FY20 combined with an element of transitioning some customers to SaaS-based solutions within our performance testing portfolio.

IT Operations Management ("ITOM") $791m (27% of total FY21 revenue)
Licence revenue declined by 2.7% and Maintenance revenue by 11.3% in FY21. This performance reflects a moderation in the rate of revenue decline in both revenue streams compared to FY20 but remains below our medium-term expectations for the product group. The improvements made to the product roadmaps and in refocusing resources are key to improving attrition in sub-portfolios which will impact overall performance if successful.
SaaS revenue declined by 17.3% in the year ended 31 October 2021 as we completed the repositioning of historic offerings. This revenue stream is currently very small but during FY21 the Group launched a number of new SaaS-based products, with a clear roadmap for further releases in the next 12 months intended to form the foundations for growth in this important area.
Consulting revenue declined by 10.8% in the year ended 31 October 2021.

Cyber Resilience ("CyberRes") $624m (22% of total FY21 revenue)
Investments made in this product portfolio have resulted in new offerings and significant enhancements to existing offerings yielding growth in Licence for the portfolio and growth in total revenue for two of the four sub-portfolios. Licence revenue increased by 5.9% in FY21 with growth in three out of the four sub portfolios.
Maintenance revenue declined by 9.5% in the year ended 31 October 2021. This performance is broadly driven by one single product portfolio where we witnessed elevated attrition rates. This product has had significant investment over the last 24 months resulting in material improvements to both the underlying architecture and overall capabilities. It is now much better positioned competitively and we expect to drive a significant moderation in the overall rate of Maintenance decline in the medium-term.
SaaS revenue increased by 6.5% in the year ended 31 October 2021 reflecting the continued investment in delivering new and improved solutions in this important area.
Consulting revenue declined by 14.7% in the year ended 31 October 2021 as we work to more closely align our consulting offerings to product implementation and growth in new Licence sales.

Information Management & Governance ("IM&G") $391m (13% of total FY21 revenue)
Licence revenue increased by 15.8% in FY21. This increase is primarily driven by growth in Vertica, the Group's Big Data offering. In the fourth quarter, the Group launched Vertica Accelerator which is delivered in a subscription form as a managed service. The Group has made encouraging progress with this transition to subscriptions, with both bookings and new logos up substantially year-on-year.
Maintenance revenues declined by 7.6%, partly driven by mix within the portfolio and weaker Licence performance in the prior year.
In addition, SaaS and other recurring revenue declined 10.2% due to performance from the Digital Safe business. On 3 November 2021, the Group announced the sale of this business for $375m. This transaction completed on 31 January 2022.
Consulting revenue declined by 4.3% over the same period.

Adjusted EBITDA performance (versus constant currency comparatives)

The Group generated an Adjusted EBITDA of $1,040.2m in FY21, at an Adjusted EBITDA margin of 35.9%. This represents a 2.8 ppt decrease in Adjusted EBITDA margin between the periods on a continuing basis. This decline was driven by the overall revenue decline and the full run-rate impact of investments in the product portfolio in FY20.

On 30 November 2021, the Group announced the intention to reduce gross annual recurring overheads by between c.$400m to c.$500m by the end of FY23. As a result, the Group's cost base is expected to reduce from $1.9bn reported in FY21 to between $1.5bn and $1.6bn (allowing for inflation) as we exit FY23.

Adjusted free cash flow

The table presented below focuses on those items which specifically relate to the Group's Adjusted free cash flow, which is considered to be a Key Performance Indicator ("KPI") of the Group.

	FY21 $m	FY20 $m
Adjusted EBITDA	1,040.2	1,173.7
Less:
Exceptional items (reported in Operating loss)	(247.1)	(3,011.6)
Goodwill impairment charge	-	2,799.2
Other non-cash items	24.8	26.5
Movement in working capital	(127.4)	95.0
Cash generated from operations	690.5	1,082.8
Interest payments	(218.1)	(207.1)
Bank loan costs	(1.5)	(47.9)
Tax payments	(270.3)	(149.6)
Purchase of intangible assets	(47.5)	(60.6)
Purchase of property, plant and equipment	(17.7)	(26.3)
Lease-related capital payments	(79.5)	(80.1)
Free cash flow	55.9	511.2
Cash impact of exceptional items	236.5	148.9
Adjusted free cash flow	292.4	660.1

The Group has continued to be cash generative in FY21 despite significant one-off items impacting free cash flow. As a result, the Group generated $55.9m of free cash flow compared to $511.2m in FY20. The Group generated an Adjusted free cash flow of $292.4m (FY20: $660.1m).

The Group had a working capital outflow in the period of $127.4m in the period which is presented in the table below:

	FY21 $m	FY20 $m
Inventories	-	0.1
Trade and other receivables and contract related costs	(195.2)	251.6
Payables and other liabilities	36.9	(62.4)
Provisions	14.1	8.8
Contract liabilities - deferred income	16.8	(103.1)
Movement in working capital	(127.4)	95.0

The Group had a cash outflow of $195.2m in relation to Trade and other receivables caused primarily by an increase in year-on-year billings towards the end of Q4 FY21. This improvement in billings also caused a cash inflow in respect of deferred income of $16.8m. This resulted in an Adjusted cash conversion rate of 87.1% (FY20: 112.6%).

The Group made tax payments totalling $270.3m in FY21, including a payment made in respect of EU State Aid (excluding interest) of $44.2m and another c.$42.0m of payments relating to a catch up of prior year tax liabilities in certain jurisdictions. These payments are not expected to recur in future accounting periods.

In FY21, purchases of intangible assets (relating predominantly to software licences) totalled $47.5m compared to $60.6m in FY20. In addition, purchase of property, plant and equipment decreased from $26.3m to $17.7m over the same period.

The Group's ability to continue to generate free cash flow whilst transforming our business demonstrates the resilience of our business model. The cash impact of exceptional items reduced FY21 cash flow by $236.5m (2020: $148.9m) and includes the payment to settle the Wapp patent infringement case and the EU State Aid payment. Excluding these items, the Group generated an Adjusted free cash flow of $292.4m (2020: $660.1m).

On 30 November 2021, the Group set out expectations to grow Adjusted free cash flow such that we exit FY23 with a run rate Adjusted free cash flow of $500m.

Non-operating cash flows

	FY21	FY20
Net cash used in investing	(75.9)	(89.2)
Net cash used in financing	(301.5)	(198.2)

Cash used in investing of $75.9m declined from $89.2m in FY20 reflecting the lower purchase of intangibles and property, plant and equipment partially offset by an increase in small bolt-on acquisitions in the period.

Cash used in financing of $301.5m increased from $198.2m in FY20 as a result of the reintroduction of the dividend ($81.1m) and the purchase of shares into the Group's Employee Benefit Trust to settle employee share options ($27.2m).

On 20 December 2021, the Group's Employee Benefit Trust commenced the purchase of 12 million shares. These shares will be purchased on the open market and will be used for the settlement of existing and future employee share schemes awarded to senior leaders and employees who are critical to achieving the strategic initiatives set out by Stephen in the Chief Executive Officer's report.

Net debt

As at 31 October 2021, net debt was $4,195.9m (31 October 2020: $4,153.5m). The small increase in net debt reflects the reduction in cash during the period of $178.8m mostly offset by repayments made against the Group's term loans. In addition to the term loans and cash reserves, the Group has access to a $250m Revolving Credit Facility which remains undrawn.

This represents a net debt to Adjusted EBITDA ratio as follow:

	Year ended31 October 2021$m	Year ended31 October 2020$m
Adjusted EBITDA	1,040.2	1,173.7
Net debt*	(4,195.9)	(4,153.5)
Net debt/Adjusted EBITDA ratio	4.0 times	3.5 times
* Includes lease obligations included in current liabilities held for sale.

The Group's medium-term leverage target is 3.0x Adjusted EBITDA. The Group intends to reduce leverage back to this level in the medium-term and will balance debt repayments and equity returns in the short-term in order to deliver on this.

Consolidated statement of financial position

A summarised version is presented below:

	31 October 2021$m	31 October 2020$m
Non-current assets	8,439.5	9,605.0
Current assets	1,907.1	1,541.8
Total assets	10,346.6	11,146.8
Current liabilities	1,860.9	1,788.3
Non-current liabilities	5,664.7	6,143.4
Total liabilities	7,525.6	7,931.7
Net assets	2,821.0	3,215.1
Total equity attributable to owners of the parent	2,821.0	3,215.1
Total equity	2,821.0	3,215.1

The net assets of the Group have decreased from $3,215.1m to $2,821.0m between 31 October 2020 and 31 October 2021.

In the year, the key movements were as follows:

●     Non-current assets decreased by $1,165.5m to $8,439.5m primarily due to the annual amortisation charge on intangible assets of $956.4m. In addition, $340.9m of non-current assets were reclassified as current assets driven by the recognition of the Digital Safe business as held for sale and right-of-use assets decreased by $54.0m primarily due to depreciation of $73.3m.

●     Current assets increased by $365.3m to $1,907.1m driven, mostly by the recognition of the Digital Safe business as held for sale ($370.3m) and an increase in trade and other receivables of $154.9m, which were offset by a reduction in cash and cash equivalents of $178.8m. Trade and other receivables increased due to an increase in both trade receivables and contract assets resulting from the high level of Licence revenue recognised in October compared to the prior year. The decrease in cash and cash equivalents reflects the debt repayments and dividends paid in the period of $114.1m and $81.1m respectively offset by the $55.9m of free cash flow discussed above.

●     Current liabilities increased by $72.6m to $1,860.9m primarily due to the recognition of the Digital Safe business as held for sale ($68.4m) and the recognition of derivative financial liabilities of $35.7m as a current liability due to the September 2022 maturity date. This was partially offset by a reduction in current tax liabilities of $56.0m.

●     Non-current liabilities decreased by $478.7m to $5,664.7m, primarily due to a $242.0m reduction in deferred tax liabilities, a decrease in borrowings of $94.8m, a decrease in lease obligations of $48.6m and a $77.9m decrease in the derivative liability as a result of the reclassification to current liabilities, in combination with a reduction in the derivative valuation year-on-year.

Other financial matters

Changes to key performance indicators

On 30 November 2021, the Group announced the intention to change the definition of Adjusted EBITDA to exclude capitalised development costs. It is intended that the Group will report Adjusted EBITDA under this new definition from FY22 onwards.

The purpose of this change is to align the presentation to the definition included within our facility loan agreements and therefore simplify the reporting of profitability for the Group.

The impact of this change on FY21 and FY20 would have been as follows:

	FY21	FY20
Adjusted EBITDA (reported)	1,040.2	1,173.7
Add back: capitalised development costs	19.1	16.2
Restated Adjusted EBITDA	1,059.3	1,189.9

Contractual cash obligations

The following table reflects a summary of obligations and commitments outstanding as of 31 October 2021.

	Payment due by period
	Less than 1 year$m	1-3 years$m	3-5 years$m	After 5 years$m	Total$m
Debt principal repayment	42.0	3,365.5	1,200.5	-	4,608.0
Interest payments on debt	160.6	279.2	35.0	-	474.8
Total excluding lease obligations	202.6	3,644.7	1,235.5	-	5,082.8
Lease obligations	74.9	69.6	28.5	49.1	222.1
Total including leases	277.5	3,714.3	1,264.0	49.1	5,304.9

The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding is unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totalled $147.1m as of 31 October 2021 which is net of pension assets of $173.6m. The Group expects to contribute approximately $7.7m to its defined benefits plans during 2022.

Dividend

The board proposes a final dividend of 20.3 cents, taking total dividend per share to 29.1 cents for the year. The dividend will be paid in Pound Sterling and the sterling amount payable per share will be fixed and announced approximately two weeks prior to the payment date, based on the average spot exchange rate over the five business days preceding the announcement date. Subject to approval by shareholders, the dividend will be paid on 21 April 2022 to shareholders on the register as at 11 March 2022.

Financial guidance

Revenue	On track to exit FY23 with flat or better revenues. No change in assumptions on FY22, with progress not expected to be linear.
Costs included within Adj EBITDA	On track to exit FY23 with a c. $300m reduction in the cost base net of inflation.
Exceptional spend	Approximately $100m in both FY22 and FY23.
Capital expenditure and leases	FY22 total of approximately $200m per annum.
Taxation	FY22 cash tax of approximately $130m.
Interest	FY22 Estimated cash interest including fees associated with refinancing of c.$230m based on current rates.
Digital Safe disposal
Disposal completed on 31 January 2022, The three months trading to this date resulted in c. $25m revenue and Adjusted EBITDA of c.$13m. Net proceeds of $335m plus reduction in lease obligations of c. $40m.

Other	EBT purchase of 12m shares at estimated cost of approximately $70m.

The Group has robust and granular plans for the next two years that give us confidence to achieve our core financial objectives as we exit FY23, and a strong foundation from which to execute thereafter.

The core financial objectives remain:

●            A flat or better year-on-year revenue trajectory as we exit FY23, from 5% revenue decline in FY21.

●            Over the medium-term, revenue growth target of 1-2%, with AMC, CyberRes, IM&G all growing in the low-to-mid single digit percentages, and ITOM and ADM achieving low single digit declines or better.

●            Removing c.$400m to c.$500m of gross annual recurring cost to achieve a reduction from the FY21 exit cost base to between c.$1.5bn and c.$1.6bn (allowing for cost inflation) by the end of FY23, requiring Exceptional spend of c.$200m to deliver the savings.

●            Adjusted free cash flow run rate of $500m by the end of FY23.

Matt Ashley
Chief Financial Officer
7 February 2022

Alternative performance measures

The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these Alternative Performance Measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

The impact of deferred revenue haircut APM is no longer presented as due to the period of time since the last major acquisition the impact on reported revenue is not material.

1.   EBITDA and Adjusted EBITDA

The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA is defined as net earnings before finance costs, finance income, taxation, depreciation of property, plant and equipment, right-of-use asset depreciation and amortisation of intangible assets. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees. The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), adding back exceptional items including the profit on disposal of discontinued operations, share-based compensation and foreign exchange (gains)/losses, and adjusting for product development intangible cost capitalised.

Adjusted EBITDA margin refers to the measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the year.

Adjusted EBITDA is a key profit measure used by the board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●      Exceptional items (note 8), including the profit on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●     Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an on-going debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●     Actual spend on product development costs during the year is deducted from Adjusted EBITDA as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS 38 "Intangible Assets" and on the period of their estimated economic benefit.  In addition, product development costs capitalised for the year are included in the analysis of segment performance used by the Chief Operating Decision Maker.

●      Foreign exchange movements are excluded from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

1.   EBITDA and Adjusted EBITDA continued

The following table is a reconciliation from statutory results for the period to EBITDA and Adjusted EBITDA:

Year ended 31 October 2021
	Statutory	Intangibles amortisation	Depreciation	Revenue to EBITDA	Exceptional costs	Share-based payments	Capitalised Product development costs	FX loss	Revenue to Adjusted EBITDA
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	2,899.9	-	-	2,899.9	-	-	-	-	2,899.9
Cost of Sales	(776.3)	276.8	33.0	(466.5)	2.6	-	-	-	(463.9)
Gross profit	2,123.6	276.8	33.0	2,433.4	2.6	-	-	-	2,436.0
Selling & Distribution	(1,344.6)	642.2	12.4	(690.0)	4.8	0.1	-	-	(685.1)
Research & Development	(521.8)	-	26.7	(495.1)	(0.4)	-	(19.1)	-	(514.6)
Administrative expenses	(522.8)	37.4	34.9	(450.5)	240.1	14.2	-	0.1	(196.1)
Operating loss/ EBITDA/AEBITDA	(265.6)	956.4	107.0	797.8	247.1	14.3	(19.1)	0.1	1,040.2
Finance costs	(253.9)
Finance income	1.7
Taxation	82.7
Loss for the period from continuing operations	(435.1)
Profit from discontinued operation	10.7
Loss for the period	(424.4)
Adjusted EBITDA margin									35.9%

1.   EBITDA and Adjusted EBITDA continued

Year ended 31 October 2020
	Statutory	Intangibles amortisation	Depreciation	Revenue to EBITDA	Exceptional costs	Share-based payments	Capitalised Product development costs	FX loss	Revenue to Adjusted EBITDA
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	3,001.0	-	-	3,001.0	-	-	-	-	3,001.0
Cost of Sales	(702.7)	213.7	33.1	(455.9)	4.0	-	-	-	(451.9)
Gross profit	2,298.3	231.7	33.1	2,545.1	4.0	-	-	-	2.549.1
Selling & Distribution	(1,112.1)	413.9	12.0	(686.2)	12.9	-	-	-	(673.3)
Research & Development	(513.6)	-	30.3	(483.3)	0.9	-	(16.2)	-	(498.6)
Administrative expenses	(3,334.0)	46.5	43.5	(3,244.0)	2,993.8	17.0	-	29.7	(203.5)
Operating loss/ EBITDA/AEBITDA	(2,661.4)	674.1	118.9	(1,868.4)	3,011.6	17.0	(16.2)	29.7	1,173.7
Finance costs	(281.6)
Finance income	2.6
Taxation	(34.2)
Loss for the period from continuing operations	(2,974.6)
Profit from discontinued operation	5.1
Loss for the period	(2,969.5)
Adjusted EBITDA margin									39.1%

2.   Adjusted Profit before tax

Adjusted Profit before tax is presented as it is required for the calculation of the Group's adjusted effective tax rate.

Adjusted Profit before tax is defined as (loss)/profit before tax excluding the effects of, share-based compensation, the amortisation of intangible assets acquired in a business combination and all exceptional items including profit on disposal of discontinued operation. These adjusting items are items that are not considered to be representative of the trading performance of the Group:

●      Exceptional items (note 8), including the profit on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●     Share-based payment charges are excluded from the calculation of Adjusted Profit before tax because these represent a non-cash accounting item. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term trading performance of the Group's business. The directors acknowledge that there is an on-going debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●     Charges for the amortisation of purchased intangibles are excluded from the calculation of Adjusted Profit before tax. This is because these charges are a non-cash accounting item based on judgements about their value and economic life, are the result of the application of acquisition accounting, and whilst revenue recognised in the income statement does benefit from the intangibles that have been acquired, the amortisation costs bear no relation to the Group's trading performance in the period. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

The following table is a reconciliation from profit before tax for the year to Adjusted Profit before tax:

	Year ended 31 October 2021			Year ended 31 October 2020
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(517.8)	10.7	(507.1)	(2,940.4)	(3.0)	(2,943.4)

Share-based compensation charge	14.3	-	14.3	17.0	-	17.0
Amortisation of purchased intangibles	899.4	-	899.4	604.1	-	604.1
Exceptional items, including profit on disposal of discontinued operation	247.1	(10.7)	236.4	3,011.6	3.0	3,014.6
Adjusting items	1,160.8	(10.7)	1,150.1	3,632.7	3.0	3,635.7

Adjusted Profit before tax	643.0	-	643.0	692.3	-	692.3

3.   Adjusted Profit After Tax and Adjusted Effective Tax Rate

This is an Alternative Performance Measure and is presented because management believe it is important to understanding the Group's tax position on its operating performance. Adjusted Effective Tax Rate is used to assess the trend in the Group tax rate. Adjusted profit after taxation reflects adjusted profit before tax (see above) less the taxation charge associated with these profits. The Adjusted Effective Tax Rate is defined as the reported tax (charge)/credit on continuing operations, less tax on adjusting items on continuing operations (share-based compensation, the amortisation of purchased intangible assets and exceptional items), divided by the Adjusted Profit Before Tax on continuing operations (defined above).

The tax charge on Adjusted Profit before tax for the year ended 31 October 2021 was $155.3m (2020: $174.1m). This represents an Adjusted Effective Tax Rate ("Adjusted ETR") of 24.2% (2020: 25.1%). The calculation of the Adjusted ETR is set out below.

	Year ended 31 October 2021			Year ended 31 October 2020
	Statutory	Adjusting items	Adjusted measures	Statutory	Adjusting items	Adjusted Measures
Effective tax rate (continuing operations)	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(517.8)	1,160.8	643.0	(2,940.4)	3,632.7	692.3
Taxation	82.7	(238.0)	(155.3)	(34.2)	(139.9)	(174.1)
(Loss)/profit after tax	(435.1)	922.8	487.7	(2,974.6)	3,492.8	518.2
Effective tax rate	16.0%		24.2%	(1.2)%		25.1%

In computing Adjusted Profit before tax for the year ended 31 October 2021, $1,160.8m (2020: $3,632.7m) of adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax credit is $238.0m (2020: $139.9m) which relates to share-based payments compensation charge of $1.1m (2020: credit $0.6m), amortisation of intangibles acquired in a business combination of $160.6m (2020: $101.8m) and exceptional items of $76.3m (2020: $38.7m).

4.   Adjusted Earnings per Share and Diluted Adjusted Earnings per Share

Adjusted Earnings per share ("EPS") are presented as management believe they are important to understanding the change in the Group's EPS. Adjusted EPS is used in certain LTIP awards, awarded in 2019, as disclosed in the Directors' Remuneration report.

The Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items including the profit on the disposal of discontinued operation, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group.

CENTS	Year ended 31 October 2021	Year ended 31 October 2020
EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	(129.30)	(886.15)
Diluted EPS - cents 1	(129.30)	(886.15)
Basic Adjusted EPS - cents	144.93	154.37
Diluted Adjusted EPS - cents1	144.93	154.37

EPS from discontinued operation
Basic EPS - cents	3.18	1.52
Diluted EPS - cents	3.18	1.52
Basic Adjusted EPS - cents	-	2.17
Diluted Adjusted EPS - cents	-	2.17

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	(126.12)	(884.63)
Diluted EPS - cents 1	(126.12)	(884.63)
Basic Adjusted EPS - cents	144.93	156.54
Diluted Adjusted EPS - cents1	144.93	156.54

PENCE

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	(94.09)	(693.45)
Diluted EPS - pence 1	(94.09)	(693.45)
Basic Adjusted EPS - pence	105.46	120.81
Diluted Adjusted EPS - pence1	105.46	120.81

EPS from discontinued operation
Basic EPS - pence	2.31	1.19
Diluted EPS - pence	2.31	1.19
Basic Adjusted EPS - pence	-	1.70
Diluted Adjusted EPS - pence	-	1.70

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	(91.78)	(692.26)
Diluted EPS - pence 1	(91.78)	(692.26)
Basic Adjusted EPS - pence	105.46	122.51
Diluted Adjusted EPS - pence1	105.46	122.51
1 The Group reported a loss from continuing and discontinued operations and a loss for the year attributable to the ordinary equity shareholders of the Company for the years ended 31 October 2021 and 31 October 2020. The Diluted EPS is reported as equal to Basic EPS (similarly for Adjusted EPS) as no account can be taken of the effect of dilutive securities under IAS 33.

4.   Adjusted Earnings per Share and Diluted Adjusted Earnings per Share continued

	Year ended 31 October 2021	Year ended 31 October 2020
	$m	$m
Loss for the year and Earnings attributable to ordinary shareholders	(424.4)	(2,969.5)
From continuing operations	(435.1)	(2,974.6)
From discontinued operation	10.7	5.1
Earnings attributable to ordinary shareholders	(424.4)	(2,969.5)
Adjusting items:
(Profit)/loss on discontinued operation	(10.7)	3.0
Exceptional items	247.1	3,011.6
Share-based compensation charge	14.3	17.0
Amortisation of purchased intangibles	899.4	604.1
	1,150.1	3,635.7
Tax relating to above adjusting items	(238.0)	(140.7)
Adjusted earnings attributable to ordinary shareholders	487.7	525.5

From continuing operations	487.7	518.2
From discontinued operation	-	7.3
Adjusted earnings attributable to ordinary shareholders	487.7	525.5

Weighted average number of shares:	Number m	Number m
Basic	336.5	335.7
Effect of dilutive securities - Options	-	-
Diluted	336.5	335.7

	Year ended 31 October 2021			Year ended 31 October 2020
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Adjusting items:
Exceptional items, including loss/(profit) on disposal of discontinued operation	247.1	(10.7)	236.4	3,011.6	3.0	3,014.6
Share-based compensation charge	14.3	-	14.3	17.0	-	17.0
Amortisation of intangible assets acquired in a business combination	899.4	-	899.4	604.1	-	604.1
	1,160.8	(10.7)	1,150.1	3,632.7	3.0	3,635.7
Tax relating to above adjusting items	(238.0)	-	(238.0)	(139.9)	(0.8)	(140.7)
	922.8	(10.7)	912.1	3,492.8	2.2	3,495.0

5.   Free cash flow and Adjusted free cash flow

Free cash flow is presented as it is widely used by securities analysts, investors and other interested parties to understand the Group's cash flow as it provides an indication of the Group's cash generation in the period which is available for investment in debt repayments, dividend payments or other discretionary activity.

Free cash flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases.

Adjusted free cash flow, which is Free cash flow as previously defined, excluding the cash impact of exceptional items. This adjusted measure is intended to present the cash-generating qualities of the Group from trading performance only. In our view, this enables an understanding of the Group's underlying trajectory as we deliver our plans.

	Year ended 31 October 2021	Year ended 31 October 2020
	$m	$m
Cash generated from operations	690.5	1,082.8
Less:
Interest payments	(218.1)	(207.1)
Bank loan costs	(1.5)	(47.9)
Tax payments	(270.3)	(149.6)
Purchase of intangible assets	(47.5)	(60.6)
Purchase of property, plant and equipment	(17.7)	(26.3)
Lease-related interest and capital payments	(79.5)	(80.1)
Free cash flow	55.9	511.2
Exclude the cash impact of exceptional items*	236.5	148.9
Adjusted free cash flow	292.4	660.1
* Cash impact of exceptional items is exceptional charge for the period $247.1m (2020: $3,011.6m) adjusted for the related movements in payables $1.4m (2020: $(23.0)m) and provisions $3.6m (2020: $6.7m) and non-cash items $(8.9)m (2020: $2,804.4m), and tax on exceptional items $53.5m (2020: $42.0m) calculated at the weighted average rate of tax applied in the territories the exceptional charges are recognised in. An additional payment of the EU State Aid tax item $46.8m (2020: nil), (see notes 8, "Exceptional items and 9, "Taxation") has been recorded as an exceptional cash item by virtue of size and nature as it relates to historic tax structures and is not indicative of current trading performance.

6.   Net debt

Net debt is presented as it is a key component of the Net Debt to Adjusted EBITDA ratio which is the primary liquidity measure used by management.

Net debt is defined as cash and cash equivalents less borrowings and lease obligations.

	31 October 2021	31 October 2020
	$m	$m
Borrowings	(4,548.4)	(4,640.3)
Cash and cash equivalents	558.4	737.2
Lease obligations*	(205.9)	(250.4)
Net debt	(4,195.9)	(4,153.5)
* Includes lease obligations included in current liabilities held for sale, see note 18 "Discontinued operation and assets held for sale".

7.   Adjusted cash conversion ratio

Adjusted cash conversion ratio is presented as management believe it is important to the understanding the Group's conversion of underlying results to cash. Adjusted cash conversion ratio is used to track and measure timing differences between profitability and cash generation through working capital management, including seasonality or one-offs The Group's adjusted cash conversion ratio is defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating loss and excluding any goodwill impairment charge, as this is deemed non-cash related).

	Year ended 31 October 2021	Year ended 31 October 2020
	$m	$m
Cash generated from operations	690.5	1,082.8

Adjusted EBITDA	1,040.2	1,173.7
Less: exceptional items (reported in Operating loss)	(247.1)	(3,011.6)
Excluded: Goodwill impairment charge	-	2,799.2
Adjusted EBITDA less exceptional items	793.1	961.3
Adjusted cash conversion ratio	87.1%	112.6%

8.   Constant currency

The Group's reporting currency is the US dollar however, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable year at the same average exchange rates as those used in reported results for the current year. This gives a US dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel, Japanese Yen, Indian Rupee and Chinese Yuan. The exchange rates used are as follows:

	Year ended 31 October 2021		Year ended 31 October 2020
	Average	Closing	Average	Closing
£1 = $	1.37	1.37	1.28	1.30
€1 = $	1.19	1.16	1.13	1.17
C$ = $	0.80	0.81	0.74	0.75
100 INR = $	1.36	1.33	1.36	1,34
100 JPY = $	0.92	0.88	0.93	0.96

Consolidated statement of comprehensive income

For the year ended 31 October 2021

Continuing operations	Note	Year ended31 October 2021$m	Year ended31 October 2020$m
Revenue	7	2,899.9	3,001.0
Cost of sales		(776.3)	(702.7)
Gross profit		2,123.6	2,298.3
Selling and distribution expenses		(1,344.6)	(1,112.1)
Research and development expenses		(521.8)	(513.6)
Administrative expenses		(522.8)	(3,334.0)
Operating loss		(265.6)	(2,661.4)

Operating profit prior to depreciation, amortisation and exceptional items		1,044.9	1,143.2
Depreciation and amortisation		(1,063.4)	(793.0)
Exceptional items	8	(247.1)	(3,011.6)
Operating loss		(265.6)	(2,661.4)

Finance costs		(253.9)	(281.6)
Finance income		1.7	2.6
Net finance costs		(252.2)	(279.0)

Loss before tax		(517.8)	(2,940.4)
Taxation*	9	82.7	(34.2)
Loss from continuing operations		(435.1)	(2,974.6)
Profit from discontinued operation (attributable to equity shareholders of the Company)		10.7	5.1
Loss for the year		(424.4)	(2,969.5)
Attributable to:
Equity shareholders of the Company		(424.4)	(2,969.5)
Loss for the year		(424.4)	(2,969.5)
*Taxation includes a credit of $76.3m (2020: credit $38.7m) relating to exceptional items, see note 8, "Exceptional items".

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income continued

For the year ended 31 October 2021

	Note	Year ended31 October 2021$m	Year ended 31 October 2020$m
Loss for the year		(424.4)	(2,969.5)
Other comprehensive income/(expense) for the year:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial gain/(loss) on pension schemes liabilities	16	33.4	(0.4)
Actuarial gain on non-plan pension assets	16	0.2	0.4
Deferred tax movement on pension schemes		-	(5.0)
Continuing operations: Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements		42.2	(41.3)
Current tax movement on cash flow hedge movements		(8.0)	7.8
Deferred tax movement on currency translation differences		(7.8)	(8.7)
Current tax movement on Euro loan foreign exchange hedging		6.0	-
Deferred tax movement on Euro loan foreign exchange hedging		(8.1)	11.1
Currency translation differences		68.6	(67.0)
Other comprehensive income/(expense) for the year		126.5	(103.1)
Total comprehensive expense for the year		(297.9)	(3,072.6)
Attributable to:
Equity shareholders of the Company		(297.9)	(3,072.6)
Total comprehensive expense for the year		(297.9)	(3,072.6)
Total comprehensive expense attributable to the equity shareholders of the Company arises from:
Continuing operations		(308.6)	(3,077.7)
Discontinued operation		10.7	5.1
Total comprehensive expense for the year		(297.9)	(3,072.6)
Earnings per share (cents)
From continuing and discontinued operations		cents	cents
- basic	11	(126.12)	(884.63)
- diluted	11	(126.12)	(884.63)
From continuing operations
- basic	11	(129.30)	(886.15)
- diluted	11	(129.30)	(886.15)
Earnings per share (pence)
From continuing and discontinued operations			pence
- basic	11	(91.78)	(692.26)
- diluted	11	(91.78)	(692.26)
From continuing operations
- basic	11	(94.09)	(693.45)
- diluted	11	(94.09)	(693.45)

The accompanying notes form part of the financial statements.

Consolidated statement of financial position

As at 31 October 2021

	Note	31 October 2021$m	31 October 2020$m
Non-current assets
Goodwill	12	3,725.5	3,835.4
Other intangible assets	13	4,331.2	5,383.0
Property, plant and equipment		75.4	93.7
Right-of-use assets		153.2	207.2
Long-term pension assets		17.1	18.2
Contract-related costs		31.9	35.7
Non-current tax receivable	9	48.0	-
Deferred tax asset		15.0	-
Other non-current assets		42.2	31.8
		8,439.5	9,605.0
Current assets
Trade and other receivables		886.3	731.4
Contract-related costs		33.0	27.9
Current tax receivables	9	59.1	45.3
Cash and cash equivalents		558.4	737.2
		1,536.8	1,541.8
Current assets classified as held for sale		370.3	-
		1,907.1	1,541.8
Total assets		10,346.6	11,146.8
Current liabilities
Trade and other payables		513.0	503.5
Borrowings	14	24.3	21.4
Lease obligations		74.9	82.2
Provisions	15	65.7	49.7
Current tax liabilities	9	94.1	150.1
Derivative liability	17	35.7	-
Contract liabilities		984.6	981.4
Other current liabilities		0.2	-
		1,792.5	1,788.3

Current liabilities classified as held for sale		68.4	-
		1,860.9	1,788.3
Non-current liabilities
Contract liabilities		131.8	117.2
Borrowings	14	4,524.1	4,618.9
Lease obligations		119.6	168.2
Derivative liability	17	-	77.9
Retirement benefit obligations	16	147.1	155.0
Provisions	15	19.8	22.5
Other non-current liabilities		31.3	39.9
Non-current tax liabilities	9	91.9	102.7
Deferred tax liabilities		599.1	841.1
		5,664.7	6,143.4
Total liabilities		7,525.6	7,931.7
Net assets		2,821.0	3,215.1
Capital and reserves
Share capital		47.4	47.3
Share premium account		46.8	46.5
Merger reserve		1,659.1	1,767.4
Capital redemption reserve		2,485.0	2,485.0
Hedging reserve		(28.9)	(63.1)
Retained earnings		(1,120.4)	(741.3)
Foreign currency translation reserve		(268.0)	(326.7)
Total equity attributable to owners of the parent		2,821.0	3,215.1
Total equity		2,821.0	3,215.1

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity

For the year ended 31 October 2021

Note		Share capital$m	Share premium account$m	Retained earnings$m	Foreign currency translation reserve $m	Capital redemption reserves$m	Hedging reserve$m	Merger reserve$m	Total equity attributable to owners of the parent$m	Total equity$m
Balance as at1 November 2020		47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1	3,215.1
Loss for the financial year		-	-	(424.4)	-	-	-	-	(424.4)	(424.4)
Other comprehensive income for the year		-	-	33.6	58.7	-	34.2	-	126.5	126.5
Total comprehensive expense for the year		-	-	(390.8)	58.7	-	34.2	-	(297.9)	(297.9)
Transactions with owners
Dividends	10	-	-	(81.1)	-	-	-	-	(81.1)	(81.1)
Share options:
Issue of share capital - share options		0.1	0.3	(0.1)	-	-	-	-	0.3	0.3
Share-based payment charge		-	-	12.0	-	-	-	-	12.0	12.0
Deferred tax on share options		-	-	(0.2)	-	-	-	-	(0.2)	(0.2)
Purchase of treasury shares1		-	-	(27.2)	-	-	-	-	(27.2)	(27.2)
Transfer from merger reserve		-	-	108.3	-	-	-	(108.3)	-	-
Total movements for the year		0.1	0.3	(379.1)	58.7	-	34.2	(108.3)	(394.1)	(394.1)
Balance as at 31 October 2021		47.4	46.8	(1,120.4)	(268.0)	2,485.0	(28.9)	1,659.1	2,821.0	2,821.0
1During the 12 months ended 31 October 2021 the Micro Focus Employee Benefit Trust ("EBT") purchased four million of the Group's shares from the market. The EBT will hold these shares to satisfy future exercises of share options. In accordance with the requirement of IFRS 10 the EBT is treated as if it is a subsidiary of the Group. As a result, the purchase of shares held by the EBT is reported as a purchase of treasury shares by the Group.

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity

For the year ended 31 October 2020

	Note	Share capital $m	Share premium account $m	Retained earnings $m	Foreign currency translation reserve $m	Capital redemption reserves $m	Hedging reserve $m	Merger reserve $m	Total equity attributable to owners of the parent $m	Non-controlling interests $m	Total equity $m
Balance as at 1 November 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3
Impact of adoption of IFRS 16		-	-	(8.4)	-	-	-	-	(8.4)	-	(8.4)
Revised balance at 1 November 2019		47.2	44.0	2,242.3	(262.1)	2,485.0	(29.6)	1,739.8	6,266.6	1.3	6,267.9
Loss for the financial year		-	-	(2,969.5)	-	-	-	-	(2,969.5)	-	(2,969.5)
Other comprehensive expense for the year		-	-	(5.0)	(64.6)	-	(33.5)	-	(103.1)	-	(103.1)
Total comprehensive expense for the year		-	-	(2,974.5)	(64.6)	-	(33.5)	-	(3,072.6)	-	(3,072.6)
Share options:
Issue of share capital - share options		0.1	2.5	0.3	-	-	-	-	2.9	-	2.9
Share-based payment charge		-	-	18.3	-	-	-	-	18.3	-	18.3
Current tax on share options	9	-	-	0.1	-	-	-	-	0.1	-	0.1
Deferred tax on share options		-	-	(1.5)	-	-	-	-	(1.5)	-	(1.5)
Purchase of remaining non-controlling interest		-	-	1.3	-	-	-	-	1.3	(1.3)	-
Transfer to merger reserve		-	-	(27.6)	-	-	-	27.6	-	-	-
Total movements for the year		0.1	2.5	(2,983.6)	(64.6)	-	(33.5)	27.6	(3,051.5)	(1.3)	(3,052.8)
Balance as at 31 October 2020		47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1	-	3,215.1

The accompanying notes form part of the financial statements.

Consolidated statement of cash flows

For the year ended 31 October 2021

	Note	Year ended31 October 2021$m	Year ended31 October 2020$m
Cash flows from operating activities
Cash generated from operations	19	690.5	1,082.8
Interest paid		(218.1)	(207.1)
Bank loan costs		(1.5)	(47.9)
Tax paid		(270.3)	(149.6)
Net cash generated from operating activities		200.6	678.2
Cash flows from investing activities
Payments for intangible assets	13	(47.5)	(60.6)
Purchase of property, plant and equipment		(17.7)	(26.3)
Interest received		1.7	2.4
Payment for acquisition of business and net cash acquired with acquisitions		(12.4)	(6.0)
Investing cash flows generated from disposals		-	1.3
Net cash used in investing activities		(75.9)	(89.2)
Cash flows used in financing activities
Proceeds from issue of ordinary share capital		0.4	2.6
Purchase of treasury shares and related expenses		(27.2)	-
Payment for lease liabilities		(79.5)	(80.1)
Settlement of foreign exchange derivative	17	-	(21.8)
Repayment of bank borrowings	14	(114.1)	(1,589.7)
Proceeds from bank borrowings	14	-	1,490.8
Dividends paid to owners	10	(81.1)	-
Net cash used in financing activities		(301.5)	(198.2)
Effects of exchange rate changes		(2.0)	(9.3)
Net (decrease)/increase in cash and cash equivalents		(178.8)	381.5
Cash and cash equivalents at beginning of the year		737.2	355.7
Cash and cash equivalents at end of the year		558.4	737.2

The accompanying notes form part of these financial statements.

1.   General information

Micro Focus International plc ("Company") is a public limited company incorporated and domiciled in England and Wales. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together "Group") provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 31 October 2021, the Group had a presence in 48 countries (31 October 2020: 48) worldwide and employed approximately 11,355 people (31 October 2020: 11,900).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

The Group consolidated financial statements were authorised for issuance by the board of directors on 7 February 2022.

2.   Basis of preparation

The summary financial information set out above does not constitute the Group's statutory consolidated Financial Statements for the year ended 31 October 2021 or the year ended 31 October 2020. Statutory consolidated Financial Statements for the Group for the year ended 31 October 2020, prepared in accordance with adopted IFRS, have been delivered to the Registrar of Companies and those for the 12 months ended 31 October 2021 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of any emphasis without qualifying their report and (iii) did not contain a statement under Section 498 (2) or (3) of the Companies Act 2006.

The summary financial information for the 12 months ended 31 October 2021 has been prepared by the directors based upon the results and position that are reflected in the consolidated Financial Statements of the Group.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in note 4, "Critical accounting estimates, assumptions and judgements".

The accounting policies adopted are consistent with those of the Annual Report and Accounts for the year ended 31 October 2020 apart from standards, amendments to or interpretations of published standards adopted during the year, as set out in 3 "Adoption of new and revised IFRS".

Consolidated statement of comprehensive income

The Group has revised the presentation of the consolidated statement of comprehensive income to remove the additional two columns showing exceptional items and the pre-exceptional item results which were included in prior periods. Instead additional disclosure has been included on the face of the consolidated statement of comprehensive income to show operating loss before depreciation, amortisation and exceptional items. The revised presentation is considered to be simpler to the users of the accounts and reflects the significant impact of amortisation, depreciation and exceptional items on the results of the Group. The comparatives have been represented to be consistent with the revised presentation format.

Going concern

In line with IAS 1 'Presentation of financial statements', and the FRC guidance on 'risk management, internal control and related financial and business reporting', management has taken into account available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the consolidated financial statements when assessing the Group's ability to continue as a going concern.

The Chief Executive's Strategic review includes information on the Group's strategy. The Chief Financial Officer's report includes information on our Group financial results, financial outlook, cash flow and net debt, and the balance sheet position. This report also covers the agreed disposal of the Group's Digital Safe business for net consideration of $335m. The transaction completed on 31 January 2022 therefore this going concern assessment is prepared for the Group excluding the Digital Safe business.

2.   Basis of preparation continued

The Group manages solvency and liquidity as part of its budgeting and performance management. The Group's forecasting and planning cycle consists of a budget and a long-range plan which are used to generate income statement and cash flow projections. The cash flow projections also forecast the headroom on the Group's undrawn RCF and expected net leverage. Actual and forecast liquidity are reviewed at least weekly by the Group's working capital management group which reports to the Chief Financial Officer.

In making this assessment, the directors considered the Group's liquidity and solvency position. Since year end the Group has refinanced $1.6bn of the 2024 term loans extending the maturity until 2027 and extended its Revolving Credit Facilities ("RCF") by 18 months to December 2026, reducing the facility to $250m and increasing the Group's ability to utilise the facility. See note 14, "Borrowings" for further details of the Groups borrowings, including the RCF, and the refinancing. Whilst the Group has quarterly instalment payments due and, dependent on leverage, may be subject to an excess cash sweep against its external borrowing in the period to February 2023, the Group has no term loans maturing until June 2024. Under the amended RCF agreement the net leverage covenant applies when the RCF is more than 40% drawn at the quarter end. Under the Group's forecast the RCF is not forecast to be drawn in the period to February 2023, and therefore no tests of this covenant are expected to apply.

Also, in assessing liquidity, the board considered the reported net current liability position of $255.7m at 31 October 2021. This is the result of $984.6m of advance billing for services which is required to be recognised as a contract liability. The cost of delivering these services is fully included in the Group's forecasting and sensitivities.

Sensitivity

In assessing going concern the Group has estimated the financial impact of the severe but plausible scenarios considered in assessing viability on the going concern assessment period. This stress testing confirmed that existing projected cash flows and cash management activities provide us with significant headroom over the going concern assessment period. In addition, under the severe but plausible scenarios, there is no point at which the Group would likely need to draw upon the RCF in the period to February 2023 and therefore the covenant test on the RCF would not be expected to apply.

Conclusion

Having performed the assessments discussed above, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the Consolidated and Company financial statements. This assessment covers the period to February 2023, which is consistent with the FRC guidance.

3.   Adoption of new and revised IFRS

Other than as described below, the accounting policies, presentation and methods of calculation adopted are consistent with those of the Annual Report and Accounts for the year ended 31 October 2020, apart from standards, amendments to or interpretations of published standards adopted during the period.

The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group. The impacts of applying these policies are not considered material:

●            Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework.

●            Amendments to IFRS 3 "Business Combinations", clarifies the definition of a business in acquisitions.

●            Amendments to IAS 1 and IAS 8: guidance on the definition of material.

●            Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms. Phase 1 covering hedge accounting impacts and discontinuance exemptions. Managing the transition to new interest rate benchmarks is discussed further in note 17, "Financial risk management and financial instruments".

The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group. These interpretations and amendments were not endorsed by the EU as at 31 December 2020 and have not yet been endorsed by the UK Endorsement Board ("UK EB") except where stated below:

3.   Adoption of new and revised IFRS continued

Effective for periods commencing after 1 January 2021 (applicable to the Group from 1 November 2021):

●            Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms phase 2. Phase 2 covers further disclosures on transition to a new benchmark, UK EB endorsed 5 January 2021.

Effective for periods commencing after 1 January 2022 (applicable to the Group from 1 November 2022):

●            Annual Improvements cycle 2018-2020 includes relevant amendments clarifying capitalisation of transaction fees/inclusion of specific fees in modification/extinguishment test within IFRS 9 Financial Instruments. Other included improvement in IFRS 1 (First time adoption) and IAS 41 (agriculture) are not applicable to the Group.

●            Amendments to IFRS 3 "Business combinations", IAS 16 "Property, plant and equipment" and IAS 37 "Provisions, Contingent assets and Contingent liabilities".

Effective for periods commencing after 1 January 2023, (applicable to the Group from 1 November 2023) subject to UK endorsement except as noted below:

●            Amendments to IAS 1 "Presentation of financial statements". Amendment is presentational and relates to the classification of liabilities as current and non-current.

●            Amendments to IAS 1 "Presentation of financial statements" aims to provide guidance on the application of materiality judgements to policy disclosures.

●            Amendments to IAS 8 "Accounting policies, changes in accounting estimates and errors" provides clarifications around the definition of accounting estimates and further clarification around the difference between policy changes and estimates.

●            Amendments to IAS 12 "Income taxes" covering temporary timing differences for deferred tax on the recognition of asset and liabilities from a single transaction.

●            IFRS 17 "Insurance contracts" and Amendments to IFRS 17 "Insurance contracts".

●            The impact of the amendments and interpretations listed above are not expected to have a material impact on the consolidated financial statements.

4.   Critical accounting estimates, assumptions and judgements

In preparing these consolidated financial statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and judgements and updates them as required. The Group has reviewed its critical accounting estimates, assumptions and judgements and a new critical accounting estimate has been identified in relation to the useful economic lives of the Group's purchased intangible assets. The critical judgement identified in the prior year in relation to the assessment of lease term is no longer considered critical as IFRS 16 has been applied for two years and the level of remaining judgement has reduced following changes to the Group's largest leases over the last two years.

Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is a significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates and judgements which require the Group to make subjective and complex judgements and matters that are inherently uncertain.

Critical accounting estimates

A Potential impairment of goodwill and other intangible assets

Each year, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other intangible assets which require estimates to be made of the value in use of its CGUs. These value in use calculations are dependent on estimates of future cash flows including long-term growth rates, the average annual revenue growth rate by product group and an appropriate discount rate to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate, the average annual revenue growth rate by product group and the long-term growth rate are provided in note 12, "Goodwill".

B Retirement benefit obligations

The valuation of retirement benefit obligations is dependent upon a number of assumptions that are estimated at the year end date, including estimates of mortality rates, inflation, salary growth rates and the rate at which scheme liabilities are discounted. Further detail on these estimates and the sensitivity of the carrying value of the defined benefit obligation to these is provided in note 16, "Pension and other long-term benefit commitments".

C Useful economic lives of purchased intangible assets

The economic lives of the Group's purchased intangible assets are determined on initial acquisition and reassessed annually or whenever there are changes in circumstances indicating that the economic lives may not be appropriate. In reassessing the lives factors such as changes in actual and expected trading performance of the Group and how these compare to the initial acquisition assessment are considered. Using this information an estimate of the remaining useful economic lives is determined and if different to the currently applied life the remaining life is adjusted prospectively.

Following the goodwill impairment in the year ended 31 October 2020, management reviewed the estimated lives of purchased intangible assets. The assessment performed in the current year resulted in a reduction in the economic lives of certain purchased intangible assets, see note 13 "Other intangible assets" for details on the impacts in the current period, expected impact in future periods and sensitivity.

Critical accounting judgements

D Revenue recognition

Revenue recognition requires significant use of management judgement to produce financial information. The most significant accounting judgements in applying IFRS 15 are the identification of performance obligations and the determination of the transaction price when the contract contains variable considerations.

Judgement is required to (i) identify each distinct performance obligation requiring separate recognition in a multi element contract (e.g. licence, maintenance, material rights for option to acquire additional products or services at discounted prices), and (ii) allocate the transaction price to the various performance obligations. This judgement impacts the timing of revenue recognition, as certain performance obligations are recognised at a point in time and others are recognised over the life of the contract and therefore the judgement impacts the quantum of revenue and profit recognised in a period.

E Exceptional item classification

The classification of these items as an exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

F Provision for income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognises liabilities for anticipated settlement of tax issues based on judgements of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgements on the probability and amount of any tax charge, management takes into account:

●            Status of the unresolved matter;

●            Strength of technical argument and clarity of legislation;

●            External advice;

●            Resolution process, past experience and precedents set with the particular taxing authority;

●            Agreements previously reached in other jurisdictions on comparable issues; and

●            Statute of limitations.

Key judgements in the year were related to the EU State Aid and UK tax authority challenge in respect of prior periods. Specifically, these judgements covered (i) the probability of success of either the appeal by the UK Government or the appeal by the Group itself in respect of the EU State Aid, (ii) the probability of success of UK tax authority challenge, and therefore recovery of the $48m current tax receivable, and (iii) the interaction of the two matters in the context of the maximum liability, which we consider to be $60m, associated with both the UK State Aid and UK tax authority challenge. Based on their assessment (and supported by advice received by the Group's tax advisors), the directors have concluded that no additional tax provisions are required with regards to these matters. See note 9, "Taxation" for additional details.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

5.   Presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group's entities are measured in the functional currency of each entity.

6.   Segmental reporting

In accordance with IFRS 8 "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker ("CODM") is defined as the operating committee.

For the year ended 31 October 2021, the operating committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer and Senior Vice President Business Operations and the Chief Legal Officer (to 7 August 2021). The Group is organised into a single reporting segment.

The Group's segment under IFRS 8 is the Micro Focus Product Portfolio. The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a "fund of funds" investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through one single Go-to-Market organisation with specialist skills targeted by sub-portfolio. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity ("AMC"), Application Delivery Management ("ADM"), IT Operations Management ("ITOM"), CyberRes and Information Management & Governance ("IM&G").

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

	Note	Year ended 31 October 2021$m	Year ended 31 October 2020$m
Reconciliation to Adjusted EBITDA:
Loss before tax		(517.8)	(2,940.4)
Finance costs		253.9	281.6
Finance income		(1.7)	(2.6)
Depreciation of property, plant and equipment		33.7	42.0
Right-of-use asset depreciation		73.3	76.9
Amortisation of intangible assets	13	956.4	674.1
Exceptional items (reported in Operating loss)	8	247.1	3,011.6
Share-based compensation charge		14.3	17.0
Product development intangible costs capitalised	13	(19.1)	(16.2)
Foreign exchange credit		0.1	29.7
Adjusted EBITDA		1,040.2	1,173.7
For the reportable segment, the total assets were $10,346.6m (2020: $11,146.8m) and the total liabilities were $7,525.6m (2020: $7,931.7m) as at 31 October 2021.

7.   Supplementary information

The Group is domiciled in the UK. The Group's total segmental revenue from external customers by geographical location is detailed below:

	Year ended 31 October 2021$m	Year ended 31 October 2020$m
UK	160.0	173.0
US	1,263.0	1,289.8
Germany	223.0	218.7
Canada	110.3	108.0
France	100.7	101.4
Japan	95.6	96.9
Other	947.3	1,013.2
Total	2,899.9	3,001.0

The total of non-current assets as at 31 October 2021 located in the US is $2,783.2m (31 October 2020: $3,301.0m), the total in the rest of the world is $5,641.2m (31 October 2020: $6,304.0m).

7.   Supplementary information continued

Analysis of revenue from contracts with customers

	Year ended 31 October 2021$m	Year ended 31 October 2020$m
Revenue from contracts with customers	2,899.9	3,001.0

Being:
Recognised over time:
Maintenance revenue	1,791.7	1,920.8
SaaS & other recurring revenue	239.8	245.3
	2,031.5	2,166.1
Recognised at point in time:
Licence revenue	688.6	646.5
Consulting revenue	179.8	188.4
	868.4	834.9
Total Revenue	2,899.9	3,001.0

Analysis of revenue by product

Set out below is an analysis of revenue recognised between the principal Product Portfolios for the year ended 31 October 2021 with comparatives:

Year ended 31 October 2021:

	Licence$m	Maintenance$m	SaaS & other recurring$m	Consulting$m	Total$m
AMC	155.3	315.9	-	10.3	481.5
ADM	106.1	408.5	78.9	18.6	612.1
ITOM	172.7	507.8	4.3	106.3	791.1
CyberRes	174.5	383.9	36.3	29.1	623.8
IM&G	80.0	175.6	120.3	15.5	391.4
Total Revenue	688.6	1,791.7	239.8	179.8	2,899.9

Year ended 31 October 2020:

	Licence$m	Maintenance$m	SaaS & other recurring$m	Consulting$m	Total$m
AMC	138.6	321.6	-	10.1	470.3
ADM	102.0	439.2	73.9	15.9	631.0
ITOM	175.1	559.4	4.6	113.9	853.0
CyberRes	162.6	416.8	33.6	33.1	646.1
IM&G	68.2	184.2	133.4	15.4	401.2
Subtotal	646.5	1,921.2	245.5	188.4	3,001.6
Deferred revenue haircut	-	(0.4)	(0.2)	-	(0.6)
Total Revenue	646.5	1,920.8	245.3	188.4	3,001.0

8.   Exceptional items

	Year ended 31 October 2021$m	Year ended 31 October 2020$m
Reported within Operating loss:
Integration costs	98.0	152.6
Divestiture and acquisition costs	3.6	0.2
Property-related costs	11.1	15.2
Severance and legal costs	27.3	33.7
Legal settlement and associated costs	75.4	-
Other restructuring costs	31.7	10.7
Goodwill impairment	-	2,799.2
Exceptional costs before tax	247.1	3,011.6
Tax effect of exceptional items	(76.3)	(38.7)
Reported within profit from discontinued operation (attributable to equity shareholders of the Company):
(Gain)/loss on disposal of discontinued operation	(10.7)	2.2
Exceptional costs after tax	160.1	2,975.1

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs; for example restructuring costs related to employees are classified where their original employment costs are recorded. Exceptional items included in operating profit are reported in the following financial statement lines Cost of sales $2.6m (FY20: $4.0m), Selling and distribution expenses $4.8m (FY20: $12.9m). Research and development expense $0.4m credit (FY20: $0.9m) and Administrative expenses $240.1m (FY20: $2,993.8m).

Integration costs

Integration costs of $98.0m for the year ended 31 October 2021 (2020: $152.6m) reflect the costs incurred in the IT design, build and migration onto a single new transformative IT platform for the entire group and a wide range of projects undertaken to conform, simplify and increase efficiency across the business and are exceptional by virtue of size and nature.

Divestiture and acquisition costs

Acquisition costs of $1.3m in the year ended 31 October 2021 relate to the acquisitions of Streamworx and Full 360 and are exceptional by virtue of nature. Acquisition costs of $0.2m in the year ended 31 October 2020 relate to the acquisition of Atar Labs. Divestiture costs of $2.3m in the year ended 31 October 2021 relate to the disposal of the Digital Safe business and are exceptional by virtue of nature.

Property-related costs

Property-related costs of $11.1m for the year ended 31 October 2021 (2020: $15.2m) relate to the impairment or amendment to the impairments of right-of-use assets for empty or sublet properties held by the Group, any related onerous non-rental costs and the cost of site consolidations. These costs are incurred as the Group simplifies and rationalises its real estate footprint as a result of the acquisition of HPE Software or other significant restructuring projects and are exceptional by virtue of nature.

Severance and legal costs

Severance and legal costs of $27.3m for the year ended 31 October 2021 (2020: $33.7m) relate mostly to termination costs for employees as the Group continues to remove duplication and simplify the continuing operations as it executes the target operating model resulting from the Strategic & Operational review and are exceptional by virtue of nature.

Legal settlements and associated costs

Legal settlements and associated costs of $75.4m for the year ended 31 October 2021 (2020: $nil) relate to the settlement of the Wapp patent infringement case and are exceptional by virtue of size and incidence. On 2 July 2018, Wapp Tech Limited Partnership and Wapp Tech Corp (collectively "Wapp") brought a claim against Micro Focus in the Eastern District of Texas, accusing the Company of infringing three patents in connection with Micro Focus' sale of certain products in the ADM product line, including LoadRunner and Performance Centre. The Company reached a settlement with Wapp on 15 July 2021 for payment of $67.5m for complete resolution of the dispute without admission of liability. This amount was recognised as a provision in the Group's statement of financial position as at 30 April 2021.

In concluding this matter, the board considered a range of factors, including the possible time, cost and significant resources required for the appeal process and concluded that it was in the best interests of the Company that a settlement should be reached.

8.   Exceptional items continued

Pursuant to the settlement, the Company has been granted a fully paid-up, worldwide, irrevocable licence for the patents asserted by Wapp for current and future Micro Focus products and services, covering the Company as well as its customers. No consideration was allocated to the licence received.

The agreed settlement amount of $67.5m was paid in September 2021 therefore no remaining balances are held in relation to Wapp at 31 October 2021.

Other restructuring costs

Other restructuring costs of $31.7m for the year ended 31 October 2021 (2020: $10.7m) relates to the costs of implementing the initiatives included in the Strategic & Operational Review and are exceptional by virtue of nature. These include costs of restructuring of the Group to deliver the target operating model design and cost base and certain IT expenditure required to support the related simplification of the Group.

Goodwill impairment

No goodwill impairment charge was made in the year ended 31 October 2021 (2020: $2,799.2m), see note 12, "Goodwill" for additional information.

Tax effect of exceptional items

The tax effect of exceptional items on the income statement is a credit of $76.3m for the year ended 31 October 2021 (2020: $38.7m credit). Exceptional items include a tax credit of $19.1m (FY20 charge: $19.1m) in relation to the transfer of assets between tax jurisdictions as a result of acquisitions by the Group in FY19. This is considered exceptional in nature as it has resulted from the integration activities to simplify and increase efficiency across the business.

Gain on disposal of discontinued operation

The gain on disposal of discontinued operation of $10.7m in the year ended 31 October 2021 (2020: loss of $2.2m) relates to adjustments in indemnification amounts owed to SUSE as part of the disposal agreement and is exceptional by virtue of nature.

EU State Aid

Whilst no income statement charge has been recognised in the period, payments totalling $46.8m have been made in relation to the EU State Aid case which we consider to be exceptional. Details of this case are set out in note 9, "Taxation". Further information is included in APM 5, Free Cash Flow and Adjusted free cash flow.

9.   Taxation

A Taxation in the Consolidated statement of comprehensive income

Continuing operations	Year ended 31 October 2021$m	Year ended 31 October 2020$m
Current tax
Current year	145.7	175.4
Adjustments to tax in respect of previous periods	0.9	7.8
	146.6	183.2
Deferred tax
Origination and reversal of temporary differences	(237.9)	(195.3)
Adjustments to tax in respect of previous periods	(23.3)	10.7
Impact of changes in tax rates	31.9	35.6
	(229.3)	(149.0)
Total tax (credit)/charge	(82.7)	34.2

For the year ended 31 October 2021, a deferred tax charge of $0.2m (2020: $1.5m charge) and no current tax impact (2020: $0.1m credit) have been recognised in equity in relation to share options. A current tax charge of $8.0m (2020: $7.8m credit) has been recognised in the hedging reserve. There is also current tax credit of $6.0m (2020: no tax impact) and a deferred tax charge of $8.1m (2020: $11.1m credit) in relation to the currency translation differences. In addition, a deferred tax charge of $7.8m (2020: $8.7m) has been recognised in the Consolidated statement of comprehensive income in relation to foreign exchange movements on intangibles and no charge (2020: $5.0m charge) in relation to defined benefit pension schemes.

There are also profits of $10.7m in respect of discontinued operations and we do not expect a tax charge to arise on these.

The tax charge for the year ended 31 October 2021 is higher than the standard rate of corporation tax in the UK of 19.00% (2020: 19.00%). The differences are explained below:

9.   Taxation continued

	Year ended 31 October 2021$m	Year ended 31 October 2020$m
Loss before taxation	(517.8)	(2,940.4)
Tax at UK corporation tax rate 19.00% (2020: 19.00%)	(98.4)	(558.7)
Effects of:
Tax rates other than the UK standard rate	(8.6)	(78.0)
Intra-Group financing	0.3	(21.0)
Innovation tax credit benefits	(22.3)	(31.8)
US foreign inclusion income	15.5	20.4
Share options	1.6	4.1
Movement in deferred tax not recognised	5.3	11.1
Impact of rate changes	31.9	35.6
Goodwill impairment	-	592.8
Expenses not deductible and other permanent differences	14.4	41.2
	(60.3)	15.7

Adjustments to tax in respect of previous periods:
Current tax	0.9	7.8
Deferred tax	(23.3)	10.7
	(22.4)	18.5
Total taxation	(82.7)	34.2

The Group continues to benefit from the UK's Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the year ended 31 October 2021 being $22.3m (2020: $31.8m). Following the unwind of the intra-Group financing in FY20, the Group does not realise a benefit from this for this period onwards (2020: $21.0m).

US foreign inclusion income of $15.5m arising in the year ended 31 October 2021 (2020: $20.4m) is largely driven by new US tax legislation introduced as part of US tax reforms in 2018.

A change to the future main UK corporation tax rate, announced in the 2021 UK Budget, was substantively enacted for IFRS purposes on 24 May 2021. The rate applicable from 1 April 2023 will be increased from 19% to 25%. The Group has remeasured its UK deferred tax assets and liabilities at the end of the reporting period at a blended rate, based on when the UK temporary differences are expected to reverse. The impact of this and other changes in tax rate across the Group has resulted in a tax charge of $31.9m in the income statement.

The expenses not deductible and other permanent differences charge of $14.4m (2020: $41.2m) includes $6.4m in relation to uncertain tax positions, $16.3m in respect of US Base Erosion (BEAT) rules and $9.9m related to irrecoverable withholding tax. Following an election made in the US for an intangible asset previously transferred into the US, tax deductions are now available on the amortisation of the asset. There is a tax benefit of $19.1m in the year ended 31 October 2021 which is included in expenses not deductible and other permanent differences.

The Group realised a net credit in relation to the true-up of prior periods, current and deferred tax estimates of $22.4m credit for the year ended 31 October 2021 (2020: $18.5m charge).

The Group's tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically additional changes expected to be introduced in the US and global tax reform as governments respond to COVID-19 and the OECD's Base Erosion and Profit Shifting project.

In April 2019, the European Commission published its final decision on its State Aid investigation into the UK's 'Financing Company Partial Exemption' legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK-based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK Government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. In February 2021 the Group received and settled State Aid charging notices (excluding interest) totalling $44.2m, issued by HM Revenue and Customs, following the requirement for the UK Government to start collection proceedings. In May 2021, the Group received and settled State Aid interest charging notices from HM Revenue and Customs totalling $2.6m. In addition, there has been a challenge from the UK Tax Authorities into the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group consider that the maximum liability of both of these items to be $60m.

9.   Taxation continued

Based on its current assessment and also supported by external professional advice, the Group believes that no provision is required in respect of these issues and a long-term current tax receivable has been recognised in respect of the amounts paid (including movements due to FX) at the balance sheet date. No additional liability should accrue in future periods in respect of these matters, following (i) an amendment of the UK legislation affected by the EU Commission finding on 1 January 2019, to be compliant with EU law, and (ii) the unwind of the financing company arrangements in question. A judgement in respect of the appeal that was heard in the General Court in November 2021 is expected in 2022 and Management intend to reassess the above position at that time.

B Current tax receivables

	31 October 2021$m	31 October 2020$m
Corporation tax	59.1	45.3

C Non-current tax receivables

	31 October 2021$m	31 October 2020$m
Corporation tax	48.0	-

The non-current tax receivable is $48.0m (2020: nil). This non-current receivable reflects the payment that was made following the final decision published by the European Commission on its State Aid investigation into the UK's 'Financing Company Partial Exemption' legislation. As this amount was paid in GBP, the long-term debtor balance will vary year-on-year as a result of foreign exchange movements.

D Current tax liabilities

	31 October 2021$m	31 October 2020$m
Corporation tax	94.1	150.1

The current tax creditor at 31 October 2021 is $94.1m (2020: $150.1m). The current tax creditor includes liabilities in respect of uncertain tax positions, net of overpayments.

Within current tax liabilities is $75.1m (2020: $84.8m) in respect of the Group income tax reserve, the majority of which relates to the risk of challenge from the local tax authorities, Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

E Non-current tax liabilities

	31 October 2021$m	31 October 2020$m
Corporation tax	91.9	102.7

The non-current tax creditor is $91.9m (2020: $102.7m). The non-current creditor reflects the US transition tax payable more than 12 months after the balance sheet date.

10.  Dividends

Equity - ordinary	Year ended 31 October 2021$m	Year ended 31 October 2020$m
Final paid 15.5 cents (2020: nil cents) per ordinary share	51.7	-
Interim paid 8.8 cents (2020: nil cents) per ordinary share	29.4	-
	81.1	-

The directors announced a final dividend of 20.3 cents per share payable on 21 April 2022 to shareholders who are registered at 11 March 2022. This final dividend, amounting to $68.2m, has not been recognised as a liability as at 31 October 2021.

11.  Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each year.

Reconciliation of the earnings and weighted average number of shares:

	Year ended 31 October 2021	Year ended 31 October 2020
Earnings ($m)
Loss for the year from continuing operations	(435.1)	(2,974.6)
Profit for the year from discontinued operation	10.7	5.1
	(424.4)	(2,969.5)
Number of shares (m)
Weighted average number of shares	336.5	335.7
Dilutive effects of shares	-	-
	336.5	335.7
Earnings per share
Basic earnings per share (cents)
Continuing operations	(129.30)	(886.15)
Discontinued operation	3.18	1.52
Total Basic earnings per share	(126.12)	(884.63)

Diluted earnings per share (cents)
Continuing operations1	(129.30)	(886.15)
Discontinued operation	3.18	1.52
Total Diluted earnings per share1	(126.12)	(884.63)

Basic earnings per share (pence)
Continuing operations	(94.09)	(693.45)
Discontinued operation	2.31	1.19
Total Basic earnings per share	(91.78)	(692.26)

Diluted earnings per share (pence)
Continuing operations1	(94.09)	(693.45)
Discontinued operation	2.31	1.19
Total Diluted earnings per share1	(91.78)	(692.26)

Earnings attributable to ordinary shareholders
From continuing operations	(435.1)	(2,974.6)
Excluding non-controlling interests	-	-
Loss for the year from continuing operations	(435.1)	(2,974.6)
From discontinued operation	10.7	5.1
	(424.4)	(2,969.5)
Average exchange rate	$1.37/£1	$1.28/£1
1The Group reported a loss from continuing operations and a loss for the year attributable to the ordinary equity shareholders of the Company for the years ended 31 October 2021 and 31 October 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

The weighted average number of shares excludes treasury shares that do not have dividend rights.

12.  Goodwill

	Note	31 October 2021$m	31 October 2020$m
Net book value
At 1 November		3,835.4	6,671.3
Acquisitions		7.2	1.4
Impairment charge		-	(2,799.2)
Effects of movements in exchange rates		30.1	(38.1)
Transferred to assets held for sale	18	(147.2)	-
At 31 October		3,725.5	3,835.4

A CGU-level summary of the goodwill allocation is presented below:
Micro Focus		3,725.5	3,835.4

Goodwill acquired through business combinations has been allocated to a cash-generating unit ("CGU") for the purpose of impairment testing.

The goodwill arising in the year ended 31 October 2021, related to the Streamworx and Full 360 acquisitions of $7.2m (2020: $1.4m related to the acquisition of Atar Labs), has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the addition to goodwill, all amounts are expected to be deductible for tax purposes.

Goodwill with a net book value of $147.2m (Costs $253.4m, impairment ($106.2)m) has been allocated to the Digital Safe business and been reclassified as held for sale in the period and is shown as part of the current assets held for sale in the consolidated statement of financial position and not included in the balance at 31 October 2021 shown above.

Impairment test

Goodwill is tested annually for impairment, or more frequently where there is an indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. The Group's annual test is performed at 31 October.

The Group has performed the impairment test at 31 October 2021 incorporating its knowledge of the business into that testing and noting at that date the market capitalisation was less than the net assets of the Group, which was taken into account during the impairment test. The recoverable amount of the Micro Focus CGU is $9.3bn and excludes the Digital Safe business which is held for sale (2020: $9.3bn including the Digital Safe business) based on its value in use ("VIU") calculation. As of 31 October 2021 the Group's recoverable amount exceeds the carrying value of the net assets of the CGU by $1.2bn (31 October 2020: an impairment charge of $2.8bn, solely related to goodwill, was recognised in administrative expenses as an exceptional cost in the consolidated statement of comprehensive income).

The recoverable amount of the Micro Focus CGU is determined based on its VIU. The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilises board approved forecasts for the first four years discounted to present value and the fifth year reflects management's expectations of the long-term growth prospects which have been applied based upon the expected operating performance of the CGU and Growth prospects in the CGU's market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates.

Impairment reviews under IAS 36 are required to exclude cost savings resulting from restructuring activities which have not yet commenced. The VIU calculation excludes such cost saving impacts, which are included in the board approved forecasts.

Key assumptions

Key assumptions in the VIU are considered to be the discount rate, average annual revenue growth rate by product group and the long-term cash flow growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

12.  Goodwill continued

The average annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:

	31 October 2021	31 October 2020	Basis of assumptions
Long-term cash flow growth rate for terminal value	1.0%	1.0%
Long-term growth rate into perpetuity is based on nominal long-term GDP growth forecasts for the main countries in which the CGU operates adjusted where deemed relevant by management to factor in competition and the maturity of the business.

Pre-tax discount rate1	10.6%	10.9%
The discount rate applied to the cash flows is based on the risk-free rate for thirty-year US government bonds. This rate is adjusted for a risk premium to reflect the increased risk of investing in equities. This risk premium is derived by observing an equity market risk premium (that is the required return over and above a risk-free rate by an investor who is investing in the market as a whole) based on external sources and adjusting this with reference to both a beta and a size premium to reflect the risk of the cash-generating unit relative to the market as a whole to provide a cost of equity. Cost of debt is based on external indices reflecting the Group's credit rating. Cost of equity and debt are then weighted based on market participant leverage.

Average annual revenue growth rate by product group	(4.2)% to 4.5%	(8.1)% to 2.2%
Average annual growth rates by product group are based on a combination of management's past experience, management's plans and observable trends in the markets in which the Group's products operate in and updated for the impact of significant new agreements entered into where relevant, for example, the agreement with AWS on the modernization of mainframe applications and workloads signed in FY21.

1 This equates to a post-tax discount rate of 8.0% (2020: 8.2%).

Sensitivity analysis

In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and could quickly respond to market changes. The sensitivities are prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other key assumptions used in the impairment review. The sensitivities disclosed below are on the VIU calculation, which, as explained above, excludes the cost savings expected from restructuring which has not commenced as at 31 October 2021.

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 1.0% (2020: 1.0%). An increase in the discount rate of 1% to 11.6% would reduce the headroom at 31 October 2021 by $0.8bn to $0.4bn. An increase in the discount rate of 1.5% would reduce the amount by which the recoverable amount exceeds its carrying value from $1.2bn to $nil. A decrease in the discount rate of 1% to 9.6% would increase the headroom at 31 October 2021 by $1.0bn to $2.2bn.

The directors have assessed that a reasonably possible change in the average annual revenue growth rate by product group is an absolute reduction of 2.0% (2020: 2.0%). A decrease in the average annual revenue growth rate by product group of 2.0% would result in an impairment recognised at 31 October 2021 of $0.8bn. A decrease in the average annual revenue growth rate by product group of 1.2% would reduce the amount by which the recoverable amount exceeds its carrying value from $1.2bn to $nil. This sensitivity has been presented before the impact of mitigating actions, such as cost saving that would be taken in such a scenario and which would at least partially offset such a reduction in cash inflows.

The directors have assessed that a reasonably possible change in the long-term growth rate is an absolute change of 0.5% (2020: 0.5%). An increase of 0.5% would increase the headroom at 31 October 2021 by $0.4bn to $1.6bn. A decrease of 0.5% would decrease the headroom at 31 October 2021 by $0.3bn to $0.9bn. The directors have assessed that there is not a reasonable possible change in the long-term growth rate that would reduce the recoverable amount to below its carrying value.

13.  Other intangible assets

				Purchased intangibles
	Note	Purchased software $m	Product development costs $m	Technology $m	Trade names $m	Customer relationships $m	Total $m
Cost
At 1 November 2020		191.5	274.0	2,201.2	269.2	5,364.0	8,299.9
Acquisitions		-	-	7.8	-	-	7.8
Additions		28.4	19.1	-	-	-	47.5
Disposals		(13.5)	-	-	-	-	(13.5)
Effects of movements in exchange rates		1.2	(0.1)	10.4	1.2	26.3	39.0
Transferred to current assets classified as held for sale	18	-	-	(82.0)	(7.0)	(185.5)	(274.5)
At 31 October 2021		207.6	293.0	2,137.4	263.4	5,204.8	8,106.2

Accumulated amortisation
At 1 November 2020		113.5	237.9	865.7	87.9	1,611.9	2,916.9
Amortisation charge for the year		37.4	19.6	257.2	20.7	621.5	956.4
Disposals		(13.5)	-	-	-	-	(13.5)
Effects of movements in exchange rates		0.6	-	2.6	0.2	4.2	7.6
Transferred to current assets classified as held for sale	18	-	-	(37.6)	(1.9)	(52.9)	(92.4)
At 31 October 2021		138.0	257.5	1,087.9	106.9	2,184.7	3,775.0
Net book amount at 31 October 2021		69.6	35.5	1,049.5	156.5	3,020.1	4,331.2
Net book amount at 31 October 2020		78.0	36.1	1,335.5	181.3	3,752.1	5,383.0

			Purchased intangibles
	Purchased software $m	Product development costs $m	Technology $m	Trade names $m	Customer relationships $m	Lease contracts $m	Total $m
Cost
At 31 October 2019	146.7	257.0	2,178.6	267.3	5,323.3	14.9	8,187.8
Transfers to right-of-use assets1	-	-	-	-	-	(14.9)	(14.9)
At 1 November 2019	146.7	257.0	2,178.6	267.3	5,323.3	-	8,172.9
Acquisitions - Atar Labs	-	-	6.6	-	-	-	6.6
Additions	55.5	16.2	-	-	-	-	71.7
Additions - external consultants	-	0.8	-	-	-	-	0.8
Disposals	(11.2)	-	-	-	-	-	(11.2)
Effects of movements in exchange rates	0.5	-	16.0	1.9	40.7	-	59.1
At 31 October 2020	191.5	274.0	2,201.2	269.2	5,364.0	-	8,299.9

Accumulated amortisation
At 31 October 2019	76.9	214.3	668.9	68.0	1,204.3	13.1	2,245.5
Transfers to right-of-use assets1	-	-	-	-	-	(13.1)	(13.1)
At 1 November 2019	76.9	214.3	668.9	68.0	1,204.3	-	2,232.4
Amortisation charge for the year	46.5	23.5	190.2	19.1	394.8	-	674.1
Disposals	(10.6)	-	-	-	-	-	(10.6)
Effects of movements in exchange rates	0.7	0.1	6.6	0.8	12.8	-	21.0
At 31 October 2020	113.5	237.9	865.7	87.9	1,611.9	-	2,916.9
Net book amount at 31 October 2020	78.0	36.1	1,335.5	181.3	3,752.1	-	5,383.0
Net book amount at 31 October 2019	69.8	42.7	1,509.7	199.3	4,119.0	1.8	5,942.3
1 Lease contracts have been reclassified to right-of-use assets following the adoption of IFRS 16 on 1 November 2019.

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group's business combinations. Intangible assets are amortised on a straight-line basis over their expected useful economic life.

Expenditure totalling $47.5m (2020: $72.5m) was made in the year ended 31 October 2021, including $19.1m in respect of development costs and $28.4m of purchased software primarily related to the development of the Group's single enterprise-wide platform.

The acquisition of Streamworx and Full 360 in the year ended 31 October 2021 gave rise to additions of $7.8m to purchased intangibles. The acquisition of Atar Labs in the year ended 31 October 2020 gave rise to an addition of $6.6m to purchased intangibles.

All of the $19.1m of additions to product development costs (2020: $16.2m of $17m) relates to internal product development costs and $nil (2020: $0.8m) to external consultants' product development costs.

At 31 October 2021, the unamortised lives of technology assets were in the range of two to eight years, customer relationships in the range of one to 11 years and trade names in the range of three to 15 years. The HPE Software business acquired purchased intangibles, the largest component of the Group's purchased intangibles, have up to another eight years' life remaining for technology (carrying value $1.0bn) and up to 11 years' life remaining for customer relationships purchased intangibles (carrying value $3.0bn), assuming no further investments were made.

13.  Other intangible assets continued

Included in the consolidated statement of comprehensive income was:

For continuing operations:	Year ended 31 October 2021$m	Year ended 31 October 2020$m
Cost of sales:
- amortisation of product development costs	19.6	23.5
- amortisation of acquired purchased technology	257.2	190.2
Selling and distribution:
- amortisation of acquired purchased trade names and customer relationships	642.2	413.9
Administrative expenses:
- amortisation of purchased software	37.4	46.5
Total amortisation charge for the year	956.4	674.1
Research and development:
- capitalisation of product development costs	19.1	16.2

On 1 November 2020, the Group conducted a review on the estimated lives of its intangible assets with specific focus on those recognised as part of the HPE Software acquisition. This review considered the actual and expected trading performance of the Group compared to the original projections produced at the time of HPE Software acquisition as the directors believe these forecasts better reflect the expected future use of the economic benefits in these acquired intangibles. As a result of this review, the expected lives of certain purchased technology and customer relationship intangibles with a carrying value of $3,736.8m as at 1 November 2020, have been reduced with the shorter lives applied from 1 November 2020.

The intangibles assets impacted by this change are customer relationships in the ITOM and ADM product groups and customer relationships within certain products in IM&G1, which had a total carrying value of $2,770.4m as at 1 November 2020. These have reduced from 12 years remaining life to between five and 11 years. In addition, purchased technology in the ITOM and ADM product groups and certain purchased technology in IM&G, which had a carrying value of $966.4m as at 1 November 2020, have reduced from seven years remaining life to five years.

In line with the requirements of IFRS 3, these technology assets were originally recognised at the acquisition date in September 2017 and so the asset life represented the estimated period of time before the technology became obsolete if no future investment into that technology were made. However there has been and continues to be significant R&D activity across these portfolios with the Group releasing c.500 product releases each year to ensure that the technology remains relevant beyond the life assigned under the requirements of IFRS 3.

The effect of these changes on actual and expected amortisation expense is as follows:

	Impact in the year ended 31 October
$m	2021	2022	2023	2024	2025	2026	Impact in all later periods
Increase/(decrease) in amortisation expense	261	261	261	261	192	(145)	(1,091)
Recognised in:
Costs of sales (amortisation of acquired purchased)	59	59	59	59	25	(141)	(120)
Selling and distribution expenses (amortisation of customer relationships)	202	202	202	202	167	(4)	(971)
	261	261	261	261	192	(145)	(1,091)

If the remaining economic lives of all purchased intangibles were one year longer than the revised lives, expected amortisation would be $158.1m lower than that shown in the table above in the year ended 31 October 2021, with consequential impacts in subsequent years. If the remaining economic lives of all purchased intangibles were one year shorter than the revised lives, amortisation would be $166.4m higher than that shown in the table above in the year ended 31 October 2021, with consequential impacts in subsequent years.

14.  Borrowings

	31 October 2021$m	31 October 2020$m
Bank loan secured	4,608.0	4,733.2
Unamortised prepaid facility arrangement fees and original issue discounts	(59.6)	(92.9)
Carrying value	4,548.4	4,640.3

	31 October 2021			31 October 2020
Reported within:	Bank loan secured $m	Unamortised prepaid facility arrangement fees and original issue discounts $m	Total $m	Bank loan secured $m	Unamortised prepaid facility arrangement fees and original issue discounts $m	Total $m
Current liabilities	42.0	(17.7)	24.3	34.2	(12.8)	21.4
Non-current liabilities	4,566.0	(41.9)	4,524.1	4,699.0	(80.1)	4,618.9
	4,608.0	(59.6)	4,548.4	4,733.2	(92.9)	4,640.3

The carrying value for borrowings are stated after deducting unamortised prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are originally amortised between three and six years. The remaining unamortised fees of $59.6m have a remaining period of amortisation of two years. Long-term borrowings have a drawn value of $4,608.0m before unamortised prepaid facility fees. The fair value of the long-term borrowings before unamortised prepaid facility fees can be found in note 17, "Financial risk management and financial instruments".

Short-term borrowing of $24.3m represents capital repayments of $42.0m falling due on the Group borrowings within one year less unamortised prepaid facility arrangement fees and original issue discounts of $17.7m.

The Group's earliest debt maturity is in June 2024, however as described below, annual instalment payments are required.

The following facilities were drawn as at 31 October 2021:

●            The €585.0m (equivalent to $676.0m) senior secured five-year term loan B-1 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

●            The $359.5m senior secured seven-year term loan B-3 issued by MA FinanceCo., LLC, maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

●            The $633.7m senior secured five-year term loan B-4 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

●            The $2,427.9m senior secured seven year term loan B issued by Seattle SpinCo, Inc., maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

●            The €442.2m (equivalent to $510.9m) senior secured seven year term loan B issued by MA FinanceCo., LLC, maturing in June 2024, is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn at 31 October 2021:

●            A senior secured revolving credit facility of $350.0m ("Revolving Facility"), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.5% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

At 31 October 2021, none of the Revolving Facility was drawn (31 October 2020: $nil), together with $4,608.0m of term loans giving gross debt of $4,608.0m drawn.

On 17 January 2022, the Group announced the refinancing of $1.6bn of existing term loans. This refinancing comprised a €750m and a $750m Senior Secured Term Loan B. The new 5-year Facilities have been used by the Group to fully refinance its existing Senior Secured Term Loan B Euro facility issued by MA FinanceCo., LLC due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities issued by Seattle SpinCo, Inc., ($750m refinance, $1,678m remaining) and MA FinanceCo., LLC, ($359.5m B-3 fully replaced by additional Euro borrowing) due June 2024.

The new 5-year Facilities incur interest at 4.00% above EURIBOR (subject to 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and 4.00% above SOFR and CSA (subject to 0.5% floor) at an original issue discount of 1.0% on the US Dollar denominated tranche. This represents an increase in annualised interest costs of approximately $23.0m.

14.  Borrowings continued

The following covenants related to net leverage apply to the Group's term-loan borrowing facilities:

●     The Revolving Facility is subject to a single financial covenant, only in circumstances when more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. Throughout the year the applicable covenant threshold was 3.85x, however no test was applicable at 31 October 2021 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This facility has been amended post year end with the facility reduced to $250m and with maturity extended until December 2026, subject to tests for the term loan maturities in June 2024 and June 2025. The amended facility is subject to a covenant test when more than 40% of the revolving credit facility is outstanding at a fiscal quarter end with a 5.00x net leverage covenant being applied.

●     Additional debt repayments when the Group's net leverage at 31 October exceeds 3.00x, when 25% of excess cash flow for the year is required to be paid, and 3.30x, when 50% of excess cash flow for the year is required to be paid;

●     Net proceeds from divestitures in excess of $45m are required to be used to make debt repayments. When the Group's net leverage exceeds 3.00x, 100% of net proceeds must be used for debt repayments. When net leverage is below 3.00x, 50% of net proceeds must be used to make a debt repayment, however no further debt repayment is required once repayment reduces net leverage below 2.50x on a pro forma basis therefore use of excess disposal proceeds at this point is at the Group's discretion; and

●     An additional 25 basis points of margin is required to be paid on the term loans maturing in June 2024 when net leverage exceeds 3.00x. The Group is currently paying this margin.

These covenants are not expected to inhibit the Group's future operations or funding plans.

Net leverage is defined as net debt (see note 17) /Adjusted EBITDA. The credit facility agreements apply frozen GAAP for IFRS 16 and allows certain expected cost savings to be included in the measurement therefore the calculated value differs from that using net debt/ Adjusted EBITDA as presented in this annual report. The difference has not exceeded 0.20x during the current period.

In addition to the net leverage related payments the Group's borrowing arrangements include annual repayments of 1% of the initial par value for the B-3, Seattle Spinco and Euro term B loans and 2.5% of the initial par value for the B-1 and B4 loans with the amount paid in four equal quarterly instalments and then a final balloon payment on maturity.

The movements on the Group loans in the year were as follows:

	Term loanB-1 EUR$m	Term loanB-2 USD$m	Term loanB-3 USD$m	Term loanB-4 USD$m	Seattle Spinco term loan B$m	Euro term loan B$m	Revolving Facility$m	Total $m
At 1 November 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2
Draw downs	-	-	-	-	-	-	-	-
Repayments	(17.9)	-	(8.7)	(16.3)	(58.4)	(12.8)	-	(114.1)
Foreign exchange	(6.4)	-	-	-	-	(4.7)	-	(11.1)
At 31 October 2021	676.0	-	359.5	633.7	2,427.9	510.9	-	4,608.0
At 1 November 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0
Draw downs	665.8	-	-	650.0	-	-	175.0	1,490.8
Repayments	-	(1,414.7)	-	-	-	-	(175.0)	(1,589.7)
Foreign exchange	34.5	-	-	-	-	22.6	-	57.1
At 31 October 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2

The maturity of borrowings can be seen in note 17, "Financial risk management and financial instruments".

Assets pledged as collateral

An all-assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organised in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

15.  Provisions and contingent liabilities

	31 October 2021	31 October 2020
	$m	$m
Onerous leases and dilapidations	25.4	16.9
Restructuring	23.0	30.8
Legal	25.0	9.7
Other	12.1	14.8
Total	85.5	72.2

Current	65.7	49.7
Non-current	19.8	22.5
Total	85.5	72.2

	Onerous contracts and dilapidations	Restructuring	Legal	Other	Total
	$m	$m	$m	$m	$m
At 1 November 2020	16.9	30.8	9.7	14.8	72.2

Acquisitions	-	-	-	0.1	0.1
Additional provision in the year	17.9	32.6	93.3	3.1	146.9
Released	(2.5)	(7.6)	(2.5)	(2.8)	(15.4)
Utilisation of provision	(5.9)	(32.8)	(75.6)	(3.1)	(117.4)
Effects of movements in exchange rates	0.2	-	0.1	-	0.3
Transferred to current liabilities classified as held for sale	(1.2)	-	-	-	(1.2)
At 31 October 2021	25.4	23.0	25.0	12.1	85.5

Current	11.6	19.0	25.0	10.1	65.7
Non-current	13.8	4.0	-	2.0	19.8
Total	25.4	23.0	25.0	12.1	85.5

Onerous contracts and dilapidations provisions

The onerous contracts include onerous non-rental related property costs and other onerous contracts. Additional onerous contracts in relation to property of $4.8m was recorded in the year ended 31 October 2021 (2020: $3.2m), mainly across European and US sites, as the property portfolio was reassessed, including planned site vacations. Additional provisions of $10.4m were also recorded for other onerous contracts principally related to IT contracts in relation to the Group's former enterprise platforms.

The dilapidations provision relates to obligations to restore leased Group properties. The positions regarding the non-rental related property costs are expected to be fully utilised within thirteen years. An additional provision of $2.7m was recorded in the year ended 31 October 2021 (2020: $3.2m) following a review of obligations to restore leased property at the end of the lease period.

Restructuring provisions

Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilised within 12 months. Restructuring costs are reported within exceptional costs (note 8, "Exceptional items").

Legal provisions and Contingent liabilities

Legal provisions include the directors' best estimate of the likely outflow of economic benefits associated with on-going legal matters.

This includes the following two matters:

Patent litigation

On the matter of litigation with Wapp the Company reached a settlement with Wapp for payment of $67.5m to completely resolve the dispute for itself and its customers without admission of liability during the year. The matter was previously disclosed as a contingent liability. The provision movement in the period includes this settlement and associated costs. In line with our accounting policy, the cost of recording this provision has been treated as an exceptional cost in the consolidated statement of comprehensive income for the year ended 31 October 2021 and further details can be found in note 8, "Exceptional items".

15.        Provisions and contingent liabilities continued

Shareholder litigation

The shareholder litigation complaint in the United States District Court for the Southern District of New York, previously disclosed as a contingent liability, has been followed by a mediation during the period where the parties have reached an agreement to settle the case on terms including a payment of $15.0m to a settlement class. The proposed settlement is subject to the court's approval. The Group has recognised a legal provision of $15.0m and an insurance receivable, within other receivables, of $15.0m. Therefore, the charge to establish the provision nets to zero in the consolidated statement of comprehensive income for the shareholder litigation. The settlement amount will be paid from insurance coverage. The Company and all defendants have denied, and continue to deny, the claims alleged in the case and the settlement does not reflect any admission of fault, wrongdoing or liability as to any defendant.

In the Superior Court of California, the matter is on-going. No liability has been recognised in this case as it is too soon to estimate whether there will be any financial impact.

California employee claim

In 2018, a putative class action complaint was filed alleging that HPE pays California-based female employees "systemically lower compensation" than male employees performing substantially similar work. This action remains ongoing. As part of the Group's acquisition of the HPE Software business, terms were agreed that allocate potential financial responsibility for litigation between both parties. The Group has recognised no liability in this case as we are unable to estimate whether there will be any financial impact.

Other provisions

Other provisions at 31 October 2021 predominantly relate to interest on uncertain tax provisions of $5.6m (2020: $7.6m) and a provision for estimated unclaimed property exposure pertaining to accounts payable of $4.2m (2020: $4.4m). Discussion on the EU State Aid tax contingent liability in relation to the EU State Aid case is included in note 9, "Taxation".

16.        Pension and other long-term benefit commitments

a) Defined contribution

The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type.

Pension costs for defined contribution schemes are as follows:

Continuing operations	Year ended31 October 2021$m	Year ended31 October 2020$m
Defined contribution schemes	34.2	31.2

b) Defined benefit

	31 October 2021$m	31 October 2020$m
Within non-current assets:
Long-term pension assets	17.1	18.2
Within non-current liabilities:
Retirement and other benefit obligations	(147.1)	(155.0)

As of 31 October 2021, there are a total of 36 defined benefit plans in 12 countries around the world (2020: 33). The highest concentration of the defined benefit plans are in Germany, where the Group sponsors 12 (2020: 12) separate schemes that comprise over 73% (2020: 83%) of the total net retirement benefit obligation recorded in the Group's consolidated statement of financial position. The Group's German schemes are primarily final salary pension plans, which provide benefits to members either in the form of a lump sum payment or a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member's length of service, social security ceiling and other factors. Although most of these schemes in

16.        Pension and other long-term benefit commitments continued

Germany are funded at some level, there are typically no funding requirements in Germany. There are no requirements for the appointment of independent trustees in Germany, and all of these schemes are administered locally with the assistance of German pension experts. Final pension entitlements, including benefits for death in service and disability amounts, are calculated by these experts. Plan assets for three of our German schemes include re-insurance contracts with guaranteed interest rates, while the majority of the schemes invest in funds focusing on equities and debt instruments. Most of the Group's German schemes are closed to new entrants, however, three of the schemes are open to new members.

The remainder of the Group's defined benefit schemes are comprised of a mix of final salary plans, termination or retirement indemnity plans, other types of statutory plans that provide a one-time benefit at termination and leave plans which allow the participants to carry over leave time earned for a period of time exceeding one year. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds; however, other schemes are administered locally with the assistance of local pension experts. Many of the Group's plans outside of Germany are funded and the Group makes at least the minimum contributions required by local government, funding and taxing authorities. Plan assets for these schemes include a range of assets including investment funds or re-insurance contracts. Not all of these plans are closed to new members. The Group sponsors 24 plans outside of Germany (2020: 12). Of these, 17 plans are open to new members, most of which are termination or retirement indemnity plans, statutory plans providing a one-time benefit at termination, retirement, death or disability and leave plans. The Group participates in multi-employer plans in Switzerland and Japan. These plans are accounted for as defined benefit plans and the Group's obligations are limited to the liabilities of our employees.

There were seven leave plans reclassified to the net retirement and other defined benefit obligation during the year ended 31 October 2021 and three plans reclassified to the net retirement obligation during the year ended 31 October 2020. None of the plans are final salary plans and none are material.

Long-term pension assets

Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy, as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the consolidated statement of financial position as long-term pension assets. During the years ended 31 October 2021 and 2020, some of the insurance policies previously unpledged were pledged to the pension plans and transferred to plan assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Movement in the fair value of long-term pension assets is included in other comprehensive income. All non-plan assets are held in Germany.

The movement on the long-term pension assets is as follows:

	31 October 2021	31 October 2020
	$m	$m
As at 1 November	18.2	17.1
Transfer to plan assets	(1.2)	(0.4)
Interest on non-plan assets	0.2	0.2
Benefits paid	(0.2)	(0.1)
Contributions	0.1	0.3

Included within other comprehensive income:
- Change in fair value assessment	0.2	0.4
	0.2	0.4

Effects of movements in exchange rates	(0.2)	0.7
As at 31 October	17.1	18.2

Included within other comprehensive income:
Continuing operations	0.2	0.4
	0.2	0.4

The non-plan assets are considered to be Level 3 asset under the fair value hierarchy as of 31 October 2021. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the year ended 31 October 2021 (2020: none).

16.        Pension and other long-term benefit commitments continued

Retirement and other long-term benefit obligations

The following amounts have been included in the consolidated statement of comprehensive income for defined benefit arrangements:

	Year ended31 October 2021$m	Year ended31 October 2020$m
Current service charge	11.3	10.4
Changes in other long-term benefits	1.4	-
Charge to operating loss	12.7	10.4
Interest on defined benefit liabilities	2.6	3.1
Interest on defined benefit assets	(1.1)	(1.3)
Charge to finance costs	1.5	1.8
Total continuing charge to loss for the year	14.2	12.2

The contributions for the year ended 31 October 2022 are expected to be broadly in line with the year ended 31 October 2021. The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities. There are no funding requirements in Germany.

The following amounts have been recognised as movements in the statement of other comprehensive income:

	Year ended31 October 2021$m	Year ended31 October 2020$m
Actuarial return on assets excluding amounts included in interest income	20.7	1.8
Re-measurements - actuarial gains/(losses):
- Demographic	1.3	-
- Financial	9.8	(0.6)
- Experience	1.6	3.0
	12.7	2.4
Reclassification from defined contribution scheme or other assets and liabilities to defined benefit scheme	-	(4.6)
Movement in the year	33.4	(0.4)

Continuing operations	33.4	(0.4)
	33.4	(0.4)

The weighted average key assumptions used for the valuation of the schemes were:

	31 October 2021			31 October 2020
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.10%	2.69%	2.50%	3.09%	2.64%
Rate of increase in pension payments	1.75%	1.50%	1.75%	1.50%	1.50%	1.50%
Discount rate	1.07%	1.87%	1.25%	0.79%	1.41%	0.90%
Inflation	1.75%	1.36%	1.69%	1.50%	1.25%	1.47%

The mortality assumptions for the German schemes are set based on the 'Richttafeln 2018 G' by Prof. Dr. Klaus Heubeck. The mortality assumptions for the remaining schemes are set based on actuarial advice in accordance with published statistics and experience in each territory.

16.        Pension and other long-term benefit commitments continued

These assumptions translate into a weighted average life expectancy in years for a pensioner retiring at age 65:

	31 October 2021			31 October 2020
	Germany	Rest of World	Total	Germany	Rest of World	Total
Retiring at age 65 at the end of the reporting year:
Male	20	21	21	20	22	20
Female	24	24	24	24	25	24

Retiring 15 years after the end of the reporting year:
Male	23	22	23	22	23	22
Female	26	25	26	26	26	25

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	31 October 2021			31 October 2020
	Germany	Rest of World	Total	Germany	Rest of World	Total
Present value of defined benefit obligations	246.1	74.5	320.6	248.4	54.9	303.3
Fair values of plan assets	(138.8)	(34.7)	(173.5)	(119.1)	(29.2)	(148.3)
	107.3	39.8	147.1	129.3	25.7	155.0

The defined benefit obligation has moved as follows:

	31 October 2021
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 November 2020	248.4	(119.1)	129.3	54.9	(29.2)	25.7	303.3	(148.3)	155.0
Current service cost	6.1	-	6.1	5.2	-	5.2	11.3	-	11.3
Changes in other long-term benefits	1.4	-	1.4	-	-	-	1.4	-	1.4
Reclassification from other liabilities/assets	-	-	-	20.2	-	20.2	20.2	-	20.2
Transferred to current assets classified as held for sale	-	-	-	(0.2)	-	(0.2)	(0.2)	-	(0.2)
Transfer from long-term pension assets	-	(1.2)	(1.2)	-	-	-	-	(1.2)	(1.2)
Benefits paid	(1.9)	1.9	-	(1.9)	1.9	-	(3.8)	3.8	-
Contributions by plan participants	1.2	(1.2)	-	0.6	(0.6)	-	1.8	(1.8)	-
Contribution by employer	-	(1.7)	(1.7)	-	(6.0)	(6.0)	-	(7.7)	(7.7)
Interest cost/(income)	1.9	(0.8)	1.1	0.7	(0.3)	0.4	2.6	(1.1)	1.5

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	-	-	-	(1.3)	-	(1.3)	(1.3)	-	(1.3)
- Financial	(6.7)	-	(6.7)	(3.1)	-	(3.1)	(9.8)	-	(9.8)
- Experience	(2.1)	-	(2.1)	0.5	-	0.5	(1.6)	-	(1.6)

Actuarial return on assets excluding amounts included in interest income	-	(18.8)	(18.8)	-	(1.9)	(1.9)	-	(20.7)	(20.7)
	(8.8)	(18.8)	(27.6)	(3.9)	(1.9)	(5.8)	(12.7)	(20.7)	(33.4)

Effects of movements in exchange rates	(2.2)	2.1	(0.1)	(1.1)	1.4	0.3	(3.3)	3.5	0.2

31 October 2021	246.1	(138.8)	107.3	74.5	(34.7)	39.8	320.6	(173.5)	147.1

16.        Pension and other long-term benefit commitments continued

	31 October 2020
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations
At 1 November 2019	$m	$m	$m	$m	$m	$m	$m	$m	$m
Current service cost	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4
Reclassification from other liabilities/assets	6.9	-	6.9	3.5	-	3.5	10.4	-	10.4
Transferred to current assets classified as held for sale	14.7	(17.8)	(3.1)	1.5	-	1.5	16.2	(17.8)	(1.6)
Transfer from long-term pension assets	-	(0.4)	(0.4)	-	-	-	-	(0.4)	(0.4)
Benefits paid	(0.6)	0.6	-	(2.9)	2.9	-	(3.5)	3.5	-
Contributions by plan participants	1.1	(1.1)	-	0.6	(0.6)	-	1.7	(1.7)	-
Contribution by employer	-	(0.7)	(0.7)	-	(2.3)	(2.3)	-	(3.0)	(3.0)
Interest cost/(income)	2.3	(1.0)	1.3	0.8	(0.3)	0.5	3.1	(1.3)	1.8

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	-	-	-	-	-	-	-	-	-
- Financial	(0.4)	-	(0.4)	1.0	-	1.0	0.6	-	0.6
- Experience	(2.0)	-	(2.0)	(1.0)	-	(1.0)	(3.0)	-	(3.0)
Actuarial return on assets excluding amounts included in interest income	-	(2.4)	(2.4)	-	0.6	0.6	-	(1.8)	(1.8)
Reclassification to defined benefit scheme	3.1	-	3.1	1.5	-	1.5	4.6	-	4.6
	0.7	(2.4)	(1.7)	1.5	0.6	2.1	2.2	(1.8)	0.4
Effects of movements in exchange rates	9.8	(4.3)	5.5	1.9	(1.4)	0.5	11.7	(5.7)	6.0

31 October 2020	248.4	(119.1)	129.3	54.9	(29.2)	25.7	303.3	(148.3)	155.0

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	31 October 2021
	Germany			Rest of World			Total
	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m
Funds that invest in:
- Equity instruments	69.0	-	69.0	4.9	3.0	7.9	73.9	3.0	76.9
- Debt instruments	61.7	-	61.7	4.1	5.4	9.5	65.8	5.4	71.2
- Real estate	-	-	-	3.5	0.1	3.6	3.5	0.1	3.6
Cash and cash equivalents	-	-	-	-	1.6	1.6	-	1.6	1.6
Re-insurance contracts with guaranteed interest rates*	-	8.1	8.1	-	-	-	-	8.1	8.1
Other	-	-	-	-	12.1	12.1	-	12.1	12.1
Total	130.7	8.1	138.8	12.5	22.2	34.7	143.2	30.3	173.5

*The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

16.        Pension and other long-term benefit commitments continued

	31 October 2020
	Germany			Rest of World			Total
	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m
Funds that invest in:
- Equity instruments	49.3	-	49.3	-	6.4	6.4	49.3	6.4	55.7
- Debt instruments	63.3	-	63.3	2.6	4.9	7.5	65.9	4.9	70.8
- Real estate	-	-	-	-	2.9	2.9	-	2.9	2.9
Cash and cash equivalents	-	-	-	-	2.6	2.6	-	2.6	2.6
Re-insurance contracts with guaranteed interest rates*	-	6.5	6.5	-	-	-	-	6.5	6.5
Other	-	-	-	-	9.8	9.8	-	9.8	9.8
Total	112.6	6.5	119.1	2.6	26.6	29.2	115.2	33.1	148.3

Risk management

Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

●            Changes in bond yields - A decrease in corporate bond yields will increase the Group's IAS 19 plan liabilities, although this will be partially offset by increases in the value of scheme assets.

●            Inflation - Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities.

●            Life expectancy - The majority of the plan obligations are to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plan liabilities as benefits would be paid over a longer period.

●            Asset returns - Returns on plan assets are subject to volatility and may not move in line with plan liabilities. The Group ensures that the investment positions are managed within an asset liability matching ("ALM") to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework the Group's objective is to match assets to the pension obligations by investing in assets that match the benefit payments as they fall due and in the appropriate currency.

Sensitivities

The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 22 years for Germany and 12 years for all other schemes.

	Germany				Rest of World
	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(10.1%)	0.50%	11.8%	0.50%	(5.5%)	0.50%	6.1%
Price inflation/rate of increase in pension payments*	0.25%	3.67%	0.25%	(3.49%)	0.25%	1.0%	0.25%	(1.0%)
Salary growth rate	0.50%	1.1%	0.50%	(1.0%)	0.50%	3.0%	0.50%	(3.0%)
Life expectancy	1 year	4.0%	--	--	1 year	2.0%	--	--

* For the German schemes the same values are used for both the inflation assumption and the rate of increase in pension payments.

17.        Financial risk management and financial instruments

Risk factors and treasury risk management

The Group's treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not engage in speculative trading in financial instruments. The treasury function's policies and procedures are reviewed and monitored by the audit committee and are subject to internal audit review.

The Group's multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity/capital risk. Treasury risk management is carried out by a central treasury department under policies approved by the board of directors.

Group treasury identifies and evaluates financial risks alongside business management. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, the use of derivative and non-derivative financial instruments as appropriate, and investment of excess funds.

Liquidity and capital risk

Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facilities. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or are invested in interest bearing current accounts, time deposits, earning credit programmes or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

The Group seeks to maximise financial flexibility and minimise refinancing risk by issuing debt from a variety of sources and with a range of maturities. The level of facilities required are determined through the preparation of cash flow forecasts which consider a range of business performance scenarios. Borrowings are refinanced substantially prior to falling current to minimise refinancing risk.

The Group's objective when managing its capital structures is to minimise the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximise shareholder return over the long-term.

In the current year, a conservative dividend policy has been reinstated and the Company announced an interim dividend of 8.80 cents per share. Final dividends for the current year are set out in note 10, "Dividends".

On 17 January 2022, the Group announced the refinancing of $1.6bn of existing term loans and the RCF was refinanced in December 2021, see note 14, "Borrowings".

The financial covenants related to the RCF and term loans are disclosed in note 14, "Borrowings".

The Group uses cash pooling structures and intercompany loans to mobilise cash efficiently within the Group. The key objectives of the treasury function with respect to cash and cash equivalents are to protect their principal value, concentrate cash centrally, minimise the requirements for external borrowing and optimise yield.

As part of its short-term cash management the Group invests in a range of cash and cash equivalents, including money market funds, which are considered to be highly liquid and not exposed to significant changes in fair value.

Subsidiary companies are funded through share capital, retained earnings and loans from central finance companies on commercial terms. Subsidiary companies do not enter into local borrowings with external counterparties.

Interest rate risk

The Group's income and cash generated from operations are substantially independent of changes in market interest rates. The Group's interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group currently uses four interest rate swaps to manage its cash flow interest rate risk arising from potential increases in the LIBOR interest rate.

The objective of the Group's interest rate risk management policy is to manage the uncertainty and adverse impact on the Group's net interest charge due to changes in interest rates to an acceptable level. In doing so, the Group seeks to minimise the cost of hedging and the level of associated counterparty risk.

The Group has set a target of approximately half its borrowings being subject to fixed interest rates in order to minimise its exposure to changes in interest rates. This is achieved through four US dollar interest swaps for a total notional value of $2.25bn, with a maturity date of September 2022. The hedge accounting is discussed further later in the note.

The Group's borrowing facilities do not contain any covenants with respect to interest cover ratios.

17.        Financial risk management and financial instruments continued

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Indian Rupee, Israeli Shekel, Japanese Yen, Australian Dollar and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations where the transactions are denominated in a currency that is not the entity's functional currency.

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries into its reporting currency, US dollar. The Group's primary balance sheet translation exposures are noted in the exposure analysis below. These exposures are kept under regular review with the Group treasury function providing reporting to the treasury risk committee and the audit committee.

Group borrowings are denominated in US dollars and Euros. The Group seeks to match the currency profile of borrowings to the cash flows arising from the Group's operations used to service those borrowings. The May 2020 and January 2022 debt refinancings both included an additional proportion of Euro debt and a reduction in US dollar debt which is intended to better match the currency profile of the Group's debt with the cash flows used to service that debt (note 14, "Borrowings"). Group Treasury will continually review the EBITDA currency profile of the business and to take actions to align the group's debt profile with its EBITDA.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group's reporting currency of US dollars. As at 31 October 2021 two net investment hedges totalling €1.03bn have been designated using non-derivative Euro debt instruments to minimise the volatility in shareholders' equity arising from foreign currency translation (2020: two net investment hedges totalling €1.05bn).

Exposures also arise from foreign currency denominated trading transactions undertaken by subsidiaries and exposures here are not hedged. The Group utilises constant currency reporting to enable management and investors to understand the underlying performance of the Group excluding exchange rate impacts. Please refer to Alternative Performance Measure 8, "Constant currency", for additional information.

Credit risk

The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables but the Group has policies in place requiring appropriate credit checks on potential customers before sales commence and a monitoring process for assessing overdue receivables and customer payment behaviour post sale. These policies and procedures include assessing customer credit limits and the use of third party financial and risk reporting to control our exposure and credit risk.

Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Group maintains a provision for impairment based upon the measurement of lifetime expected credit losses for all trade receivables using the IFRS 9 simplified approach.

The risk management practices noted above provide the historical customer payment profiles and a view on customer behaviour with any historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the debtor and the economic environment resulting in an overall assessment of any provision required.

The Group sells products and services to a wide range of customers around the world and therefore believes there is no significant concentration of customer credit risk.

The Group's credit risk on cash and cash equivalents is limited as the counterparties are generally well established financial institutions with generally high credit ratings.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly. All derivatives are subject to ISDA (International Swaps and Derivatives Association) agreements or equivalent documentation.

The maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group's balance sheet. Please refer to the credit risk table further below.

17.        Financial risk management and financial instruments continued

Financial instruments

The tables below set out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.

	Note	Measurementcategory	Carrying value31 October 2021$m	Fair value 2021	Fair valueHierarchy2021/2020	Carrying value31 October 2020$m
Financial assets:

Non-current
Long-term pension assets		FV OCI	17.1	Fair value insurance-based input	Level 3	18.2
Current
Cash and cash equivalent		Amortised cost	558.4	-	-	737.2
Trade and other receivables		Amortised cost	784.2	-	-	648.6
Contract assets		Amortised cost	62.0	-	-	33.7
			1,421.7			1,437.7
Financial liabilities:

Non-current
Derivative financial instruments - interest rate swaps1		FV OCI	-	Fair value Bank institutions	Level 2	77.9
Borrowings (gross)2	14	Amortised cost	4,566.0	4,556.5	-	4,699.0
Lease obligations		Amortised cost	119.6	-	-	168.2
Current
Derivative financial instruments - interest rate swaps1		FV OCI	35.7	Fair value Bank Institutions	Level 2	-
Borrowings (gross)2	14	Amortised cost	42.0	41.9	-	34.2
Lease obligations		Amortised cost	74.9	-	-	82.2
Trade payables and accruals		Amortised cost	440.1	-	-	419.2
			5,278.3			5,480.7
1 Derivative interest rate swaps are measured at Fair Value through Other Comprehensive Income ("FV OCI") as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as Fair Value through Profit or Loss ("FVTPL").
2 Borrowings have a carrying value (net of unamortised prepaid facility arrangement fees and original issue discount) of $4,548.4m (2020: $4,640.4m). Total borrowings (gross) are shown in this table as $4,608.0.m (2020: $4,733.2m) for the fair value comparison.

Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk.

Long-term borrowings with a carrying value of $4,548.4m (2020: $4,640.3m) (note 14, "Borrowings") including unamortised prepaid facility fees and discounts, have a fair value estimate of $4,598.4m (2020: $4,535.1m) based on trading prices obtained from external banking providers as at 31 October 2021.

Derivative financial instruments measured at fair value are classified as Level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates. Valuations are updated by the counter-party banks on a monthly basis.

The long-term pension assets are considered to be Level 3 assets under the fair value hierarchy as of 31 October 2021. These assets have been valued by an external insurance expert, by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. The movement in the long-term pension assets is disclosed in note 16, "Pension and other long-term benefit commitments".

For derivatives and long-term pension assets there were no transfers of assets or liabilities between levels of the fair value hierarchy during the year.

Interest rate risk	31 October 2021 $m	31 October 2020 $m
Interest rate swaps (receive variable, pay fixed)
Fair value of Derivative liability (total of 4 swaps)	(35.7)	(77.9)
Notional amount (4 x $562.5m)	2,250.0	2,250.0
Maturity date	30 September 2022	30 September 2022
Change in fair value of outstanding hedging instruments (OCI hedging reserve excluding deferred tax)	42.2	(41.3)
Change in value of hedging instruments (as above adjusted for impact of credit risk)	41.9	(39.9)
Hedging ratio	1:1	1:1

17.        Financial risk management and financial instruments continued

The Group has four interest rate swaps, which are designated in a hedge relationship.

The Group's approved strategy in accordance with our risk management policies is to minimise the risk of cash flow fluctuations due to interest rate changes in relation to the 1M-USD LIBOR rate for up to half of the Group's external borrowings for the period 19 October 2017 to 30 September 2022.

The specific risk management objective of the four interest rate swaps is to hedge the interest rate risk (cash flow risk) due to changes in the 1M-USD LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spin Co Inc. between 19 October 2017 and 30 September 2022.

Derivatives are only used for economic hedging purposes and not as speculative investments.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a 0% floor) plus a current margin of 2.75% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.699%. For the year to 31 October 2021, net interest (finance cost) paid for the swaps amounted to $41.3m. For the life of the swap, net interest paid to date amounted to $58.5m.

Non-Derivative financial instruments - Designated Euro borrowings

Foreign exchange risk	31 October 2021$m	31 October 2020$m
Debt designated in hedge relationships
Euro B-1 2020 tranche €600m, (Borrowing maturity date: June 2025), €585m designated	676.0	700.3
Foreign exchange gain/(loss) on revaluation transferred to OCI-CTA - No sources of ineffectiveness observed in review	6.5	(34.5)
Euro 2017 tranche €453m (Borrowing maturity date: June 2024) €442m designated	510.9	528.5
Foreign exchange gain/(loss) on revaluation transferred to OCI-CTA - No sources of ineffectiveness observed in review	4.8	(24.2)
Hedge ratio for each of the two Net investment hedges	1:1	1:1

The Group has designated two tranches of non-derivative Euro borrowings in two hedge relationships The borrowings in place have a designated carrying value of approximately €1.03bn (note 14, "Borrowings") hedged against Euro designated net investments in foreign operations.

The specific risk management objective is to carry out a net investment hedge in the consolidated financial statements of the Group, to reduce the foreign currency translation exposure arising from the Group's investments in foreign entities with Euro functional currency through the use of Euro currency borrowings as hedging instruments as permitted by the Group's Treasury policy.

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedges met the IFRS 9 requirements for the financial reporting year. The IFRS 9 hedging requirements apply to both the interest swaps and the net investment hedges.

The impact of changes in the fair value of interest rate swaps in the year ended 31 October 2021 is shown in the Consolidated statement of comprehensive income. The foreign exchange gains/losses for the revaluation of the net investment hedging instruments are compared against the translation of goodwill and intangibles affecting the cumulative translation reserve on consolidation. No amounts have been reclassified from the hedging reserve to the loss for the year.

Hedge effectiveness may be affected by credit risk (in the case of the interest rate swaps) and the net investment hedged items may be affected by events impacting the carrying value of goodwill and intangible assets such as asset disposals or impairment reviews.

17.        Financial risk management and financial instruments continued

IBOR transition

Managing interest rate benchmark reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates ("IBORs") with alternative nearly risk-free rates (referred to as 'IBOR reform').

The Group has exposures to IBORs on its financial instruments that may be replaced or reformed as part of these market-wide initiatives. The Group holds four interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to US LIBOR. The Group's exposure to LIBOR designated in hedging relationships is $2,250m nominal amount at 31 October 2021, representing the nominal amount of the four interest rate swaps.

The Treasury risk management committee monitors and manages the Group's transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Company's board of directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Possible (phase 1) reliefs available for hedging exposures have not been applied as the benchmark quotes will continue to be available through to the maturity of the swaps in September 2022. The interest rate cash flows for the hedged debt have not been and will not be impacted by any IBOR-related matters in the period as referenced benchmarks were still available in the reporting period.

The Group has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as at 31 October 2021. The Group's hedged items and hedging instruments continue to be referenced to US LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual. This allows market participants to continue to use LIBOR for existing contracts and the Group expects that LIBOR will continue to exist as a benchmark rate until June 2023. The Group is actively working to refinance the near-term debt of the group into SOFR based debt instruments to address the cessation of LIBOR. The Group plans to have all LIBOR denominated debt repaid or refinanced prior to the planned LIBOR cessation date of June 2023.

The Group has measured its hedging instruments indexed to LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in LIBOR on a similar basis.

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 October 2021 was:

	31 October 2021$m	31 October 2020$m
Trade receivables (gross)	738.8	628.4
Cash and cash equivalents	558.4	737.2
	1,297.2	1,365.6

The Group applies the IFRS 9 expedited approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance for all trade receivables.

A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset by predicting the future cash flows based upon the days past due status of an invoice and other relevant information. The model uses historical collection data along with historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the receivable and the economic environment.

Trade receivables are written off when there is no reasonable expectation of recovery. Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Ageing is the main internal rating assessment around credit quality for trade receivables. Contract assets relate to amounts not yet due from customers and contain no amounts past due.

17.        Financial risk management and financial instruments continued

Foreign exchange risk

The Group's currency exposures comprise those that give rise to net currency gains and losses to be recognised in the Consolidated statement of comprehensive income as well as gains and losses on consolidation, which go to reserves. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating or functional currency of the operating unit involved and the Group's investment in net assets in currencies other than US Dollar.

The Consolidated statement of comprehensive income includes foreign exchange losses in the year ended 31 October 2021 of $0.1m (2020: $29.7m loss). The foreign exchange loss in the prior year includes the loss of $21.8m due to the settlement of the foreign exchange contract regarding the cancelled dividend.

Exposure report analysis

The Group's principal exposures in relation to market risks are the changes in the exchange rates between the US dollar and transactions made in other currencies as well as changes in interest rates from US and Euro capital markets. Foreign exchange exposures for all re-measuring balances are tracked and reported to management.

The key drivers for foreign exchange exposure are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. The table below represents a key currency extract from the Group exposures to movements in currency presenting exposures in excess of $10m equivalent. The key exposure relates to the increased Euro debt profile since the May refinancing. This Euro exposure is shown in its totality and is not represented by the offsetting net investment hedge The GB Pound, Japanese Yen, Indian Rupee, Australian Dollar, Canadian Dollar and Israeli Shekel also had key inter-company positions during the year.

Foreign exchange analysis is shown as for reporting to the Treasury Risk committee. Please note that aggregate foreign exchange exposures for the Euro below do not consider the impact of the net investment hedges. However, the impact can be seen in the hedging table above.

Key aggregate currency exposures*	Group exposure $m	+/- 5% $m	+/- 10% $m
Euro (EUR)	1,504.6	75.2	150.4
GB Pounds (GBP)	156.7	7.8	15.6
Indian Rupee (INR)	64.4	3.2	6.4
Japanese Yen (JPY)	53.0	2.7	5.3
Australian Dollar (AUD)	32.5	1.6	3.3
Canadian Dollar (CAD)	31.9	1.6	3.2
Israeli Shekel (ILS)	29.5	1.5	3.0
Chinese Yuan (CNY)	27.3	1.4	2.7
Swedish Krona (SEK)	24.3	1.2	2.4
United Arab Emirates Dirham (AED)	24.2	1.2	2.4
Czech Koruna (CZK)	12.0	0.6	1.2
Mexican Peso (MXN)	10.4	0.5	1.0
Turkish Lira (TRY)	10.2	0.5	1.0
Danish Krone (DKK)	10.1	0.5	1.0
*Presenting aggregate foreign exchange exposures in excess of $10m equivalent.

Interest rate exposure

Borrowings exposures to variable interest rate changes(based on gross debt excluding the effects of hedging)	Note	Group exposure $m	LIBOR, EURIBOR +1% $m
Euro		1,186.9	11.9
US Dollar		3,421.1	34.2
Total gross debt	14	4,608.0	46.1

Net debt

The net debt of the Group at the Consolidated statement of financial position date is as follows:

	Note	31 October 2021$m	31 October 2020$m
Borrowings	14	(4,548.4)	(4,640.3)
Cash and cash equivalents		558.4	737.2
Lease obligations		(194.5)	(250.4)
Net debt		(4,184.5)	(4,153.5)

Borrowings are shown net of unamortised prepaid facility arrangement fees of $59.6m (2020: $92.9m). Gross borrowings are $4,608.0m (2020: $4,733.2m).

17.        Financial risk management and financial instruments continued

Change in liabilities arising from financing activities for interest bearing loans (note 14, "Borrowings") and lease obligations were as follows:

	Interest bearing loans $m	Lease obligations $m	Total $m
At 1 November 2020	4,733.2	250.4	4,983.6
Movements arising from financing cash flows
Repayments	(114.1)	(89.5)	(203.6)
Other changes
New leases	-	35.1	35.1
Interest	-	10.0	10.0
Transfer to held for sale	-	(11.4)	(11.4)
The effect of change in foreign exchange rates	(11.1)	(0.1)	(11.2)
At 31 October 2021	4,608.0	194.5	4,802.5

Maturity analysis of non-derivative and derivative financial liabilities

The following table summarises the contractual maturities of the Group's financial liabilities as at 31 October 2021. The amounts are reported gross and un-discounted and include contractual interest payments where applicable. As a result, these amounts can differ from both the reported carrying value and fair value.

As at 31 October 2021

	Borrowings $m	Lease obligations $m	Derivatives - interest rate swaps $m	Trade payables & accruals $m	Total $m
Within one year	202.6	74.9	35.7	440.1	753.3
In one to two years	191.1	39.9	-	-	231.0
In two to three years	3,453.6	29.7	-	-	3,483.3
In three to five years	1,235.5	28.5	-	-	1,264.0
In more than five years	-	49.1	-	-	49.1
Total	5,082.8	222.1	35.7	440.1	5,780.7
Impact of discount/financing rates	-	(27.6)	-	-	(27.6)
Total	5,082.8	194.5	35.7	440.1	5,753.1

As at 31 October 2020

	Borrowings $m	Lease obligations$m	Derivatives - interest rate swaps$m	Trade payables & accruals$m	Total $m
Within one year	203.6	82.2	-	419.2	705.0
In one to two years	224.2	69.5	77.9	-	371.6
In two to three years	230.3	43.3	-	-	273.6
In three to five years	3,487.7	49.3	-	-	3,537.0
In more than five years	1,242.0	36.3	-	-	1,278.3
Total	5,387.8	280.6	77.9	419.2	6,165.5
Impact of discount/financing rates	-	(30.2)	-	-	(30.2)
Total	5,387.8	250.4	77.9	419.2	6,135.3

18.        Discontinued operation and assets held for sale

A. SUSE business

The sale of the SUSE business was completed on 15 March 2019. The profit on disposal of the SUSE business for the year ended 31 October 2021 of $10.7m (year ended 31 October 2020 profit $5.1m) related to adjustments in indemnification amounts owed to SUSE as part of the disposal agreement. The profit in the year ended 31 October 2020 related to the conclusion of the working capital settlement and adjustments in respect of income tax balances owed in respect of pre-transaction periods.

B. Archiving and Risk Management portfolio

On 3 November 2021, the Group announced the agreement of definitive terms to sell its Archiving and Risk Management portfolio (the "Digital Safe business") to Smarsh Inc., for a total cash consideration of $375m (subject to customary completion accounts adjustments based on net debt and working capital) which is payable in full on completion of the transaction. On 31 January 2022, the sale was completed.

As a consequence, the assets and liabilities of the Digital Safe business have been classified as held for sale in these financial statements.

The Digital Safe business forms part of the IM&G Product Group and includes the Digital Safe products and the complementary offerings of Social Media Governance, Supervisor and eDiscovery.

Net assets classified as held for sale

	Year ended 31 October 2021
Reported in:	Current assets$m	Current liabilities$m	Total$m
Digital Safe	370.3	68.4	301.9

The net asset assets classified as held for sale relating to the disposal of Digital Safe are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

	Note	Year ended 31 October 2021 $m
Non-current assets
Goodwill	12	147.2
Other Intangible assets (including purchased software)	13	182.1
Property, plant and equipment (including right-of-use assets)		11.5
Other non-current assets		0.1
		340.9
Current assets
Trade and other receivables		24.6
Other current assets		4.8
		29.4
Total assets held for sale		370.3
Current liabilities
Trade and other payables		1.8
Lease obligations <1 year		3.1
Contract Liabilities		4.8
Other current liabilities		3.0
		12.7
Non-current liabilities
Deferred tax liabilities		45.5
Lease obligations >1 year		8.3
Contract Liabilities		0.5
Other non-current liabilities		1.4
		55.7
Total liabilities held for sale		68.4

Allocation of assets and liabilities to the Digital Safe business and held for sale

Assets and liabilities related to the Digital Safe business are included as held for sale where they can be allocated directly or allocated on a reasonable and consistent basis to the Digital Safe business.

18.        Discontinued operation and assets held for sale continued

Goodwill and intangible assets allocated to the Digital Safe business

Trade names and acquired technology-related intangibles were separately valued as part of the HPE software business acquisition and are included based on their current carrying values.

Customer relationships were valued at an IM&G level as part of the HPE software business therefore an allocation to the Digital Safe business based on a relative value of the Digital Safe business versus the total value of IM&G has been performed.

The goodwill allocated to the Digital Safe business has been allocated based on a relative value of the Digital Safe business versus the total Micro Focus Product Portfolio. Information on the basis of the Group's value in use, used in the allocations for goodwill and customer relationships, including the key assumptions made are included in note 12, "Goodwill". We have considered the sensitivity of the allocation to these key assumptions and no reasonably possible movements would result in a material change in the allocation.

19.        Cash flow statement

	Note	Year ended 31 October 2021 $m	Year ended 31 October 2020 $m
Cash flows from operating activities
(Loss) from continuing operations		(435.1)	(2,974.6)
Profit from discontinued operation		10.7	5.1
Loss) for the year		(424.4)	(2,969.5)
Adjustments for:
(Gain)/Loss on disposal of discontinued operation		(10.7)	3.0
Net finance costs		252.2	279.0
Taxation - continuing operations	9	(82.7)	34.2
Taxation - discontinued operation		-	(8.1)
Operating loss (attributable to continuing and discontinued operations)		(265.6)	(2,661.4)
Goodwill impairment charge	12	-	2,799.2
Research and development tax credits		(1.1)	(1.8)
Property, plant and equipment depreciation		33.7	42.0
Right-of-use asset depreciation		73.3	76.9
Loss on disposal of property, plant and equipment		1.2	5.6
Loss on disposal of intangible assets	13	-	0.6
Amortisation of intangible assets	13	956.4	674.1
Leases impairment		5.6	5.9
Share-based compensation charge		14.3	17.0
Foreign exchange movements		0.1	29.7
Changes in working capital:
Inventories		-	0.1
Trade and other receivables and contract related costs1		(195.2)	251.6
Payables and other liabilities		36.9	(62.4)
Provisions2	15	14.1	8.8
Contract liabilities - deferred income		16.8	(103.1)
Cash generated from operations		690.5	1,082.8
1 Change in trade and other receivables and contract related costs is adjusted for non-cash movements of ($19.0m) (2020: ($51.7)m)
2 In the year ended 31 October 2021 provisions movements have been presented net, in the year ended 31 October 2020 they were presented gross as provision movements $46.3m and provision utilisation ($37.5m).

20.        Post balance sheet events

Subsequent to the end of the reporting period for the year ended 31 October 2021 the following events have taken place:

Re-purchase of shares

On 20 December 2021, the Group's employee benefit trust ("EBT") commenced the purchase of 12m shares, equivalent to £43.4m at the share price on 20 December 2021. These shares will be purchased on the open market and will be used for the settlement of existing and future employee share schemes awarded to senior leaders and employees who are critical to achieving the strategic initiatives set out in the Chief Executive Officer's report. In accordance with the requirement of IFRS 10 the EBT is treated as if it is a subsidiary of the Group. As a result, the purchase of shares held by the EBT will reported as the purchase of Treasury shares by the Group.

Archiving and Risk management portfolio: Completion of Digital Safe disposal

On 3 November 2021, the Group announced the agreement of definitive terms to sell its Archiving and Risk Management portfolio (the "Digital Safe business") to Smarsh Inc., for a total cash consideration of $375m. On 31 January 2022, this disposal was completed.

Re-financing of long-term debt and revolving credit facility

On 17 January 2022, the Group announced the refinancing of $1.6bn of existing term loans and updates to the revolving credit facility were announced in December. Further details can be found in Note 14, "Borrowings".

Standard overnight financing rate ("SOFR") 1M USD interest rate swap

On 19 January 2022, the Group executed a new 1m USD SOFR swap with J.P Morgan Securities plc with a notional value of $750m and a maturity date of 28 February 2027. The forward swap is effective on 21 September 2022 with a fixed interest rate of 1.656% swapped against the variable 1m SOFR USD rates. Further details can be found in Note 17, "Financial risk management and financial instruments".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 08 February 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer